                                                             File Nos. 333-30056
                                                                       811-04092

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [ ]
     Pre-Effective Amendment No. 2                          [X]
     Post-Effective Amendment No. __                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No. 37

     FIRST VARIABLE ANNUITY FUND E
     (Exact Name of Registrant)

     FIRST VARIABLE LIFE INSURANCE COMPANY
     (Name of Depositor)

     2122 York Road
     Oak Brook, IL                                                   60523
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's telephone number including area code:                (630) 684-9200

     Name and Address of Agent for Service
          Jeffery K. Hoelzel
          Vice President, General Counsel and Secretary
          First Variable Life Insurance Company
          2122 York Road
          Oak Brook, IL  60523

     Copies to:
          Raymond A. O'Hara III, Esq.
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866


The Registrant hereby amends the Registration Statement and states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Interests Under Variable Annuity
Contracts.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Prospectus                                                             [Date]
                             CAPITAL RETRO BONUS VA
                  FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACTS
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY

OUR MARKETING AND EXECUTIVE  OFFICE:            OUR VARIABLE SERVICE CENTER:        OR, FOR EXPRESS DELIVERIES:
2122 York Road                                  P.O. Box 1317                       4200 University Avenue
Oak Brook, IL  60523                            Des Moines, IA 50309                West Des Moines, IA 50266
Automated Information Line:                     (800) 845-0689
(800)-59-FUNDS

The Contract described in this prospectus provides for the payment of monthly annuity payments on a fixed or variable basis beginning on a preselected Annuity Date. The Contract also permits you to accumulate Account Value until the Annuity Date, based on the payments you make, the charges and expenses of the Contract, and the investment results of your underlying investment options. You have the flexibility to adjust the amount and frequency of payments, and may use the Contract as a "Qualified Contract" in a tax-qualified retirement plan or as a "Non-Qualified Contract" for other long-term savings and retirement purposes.

Expenses for a Contract with a Purchase Payment Credit may be higher than expenses for a Contract without a Purchase Payment Credit. The amount of the Purchase Payment Credit may be more than offset by any additional fees and/or charges associated with the Purchase Payment Credit. Basically, through Contract charges, you will be charged for the cost of the Purchase Payment Credit.

You may allocate your payments and your Contract's Account Value among twenty-four different investment options, or to our Fixed Account. The investment options are available through our segregated asset account called First Variable Annuity Fund E (the "Separate Account"). The Separate Account invests in selected portfolios of twelve mutual funds (the "Funds"). The portfolios currently available under the Contract are:

    MUTUAL FUND                    PORTFOLIO                              MUTUAL FUND                      PORTFOLIO
---------------------------------------------------------         ----------------------------------------------------------------
AIM Variable          .  V.I. Capital Appreciation                      Segliman              .  Communications & Information
 Insurance Funds,     .  V.I. Growth                                Portfolios,  Inc.
 Inc. ("AIM")                                                            ("SEL")
---------------------------------------------------------         ----------------------------------------------------------------
American Century      .  V.P. Value                                   Templeton Variable      .  International Securities (Class
 Variable                                                            Products Series Fund        2 shares)
 Portfolios, Inc.                                                           ("TEM")           .  Growth Securities (Class 2
 ("ACS")                                                                                         shares)
---------------------------------------------------------         ----------------------------------------------------------------
Deutsche Asset        .  EAFE Index                                   Variable Insurance      .  Equity-Income (service class 2
 Management VIT       .  Equity 500 Index                                Products Fund           shares)
 Funds ("DAM")        .  Small Cap Index
---------------------------------------------------------
Federated             .  High Income Bond Fund II                     Variable Insurance      .  Growth Opportunities
 Insurance Series     .  Prime Money Fund II                           Products Fund II          (Service Class 2 shares)
("FIS")
---------------------------------------------------------
Lord Abbett Series    .  Growth & Income                              Variable Insurance      .  Contrafund - seeks growth with
 Fund Inc. ("LA")                                                      Products Fund III         income (Service Class 2 shares)
                                                                            ("FMR")
                                                                  ----------------------------------------------------------------
MFS Variable          .  Growth Series (Service Class                 Variable Investors      .  Small Cap Growth
 Insurance Trust         Shares)                                      Series Trust ("VIST")   .  Multiple Strategies
 ("MFS")              .  Growth with Income Series                                               Stocks, bonds & cash
                         (Service Class Shares)                                               .  Growth
                      .  New Discovery Series - seeks                                         .  Growth & Income
                         capital appreciation (Service                                        .  Matrix Equity - sector weighted
                         Class shares)                                                           equities
                                                                                              .  U.S. Government Bond
---------------------------------------------------------         ----------------------------------------------------------------

This prospectus contains information you should know before investing. Additional information about the Contract and Separate Account is in our Statement of Additional Information (the "Statement"). For a free copy, please write to our Variable Service Center or call the number shown above. The Statement, dated _______________ has been filed with the Securities and Exchange Commission and is incorporated into this prospectus by reference. The table of contents of the Statement is on page __ of this prospectus.

The Contracts are not bank deposits; are not federally insured; are not endorsed by any bank or government agency; and are not guaranteed and may be subject to loss of principal.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION NOT CONTAINED IN THIS PROSPECTUS (OR IN ANY SALES LITERATURE WE HAVE APPROVED.) WE DO NOT OFFER THE CONTRACTS EVERYWHERE, AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER ANYWHERE THAT IT WOULD BE UNLAWFUL. IN CERTAIN JURISDICTIONS, VARIOUS TIME PERIODS AND OTHER TERMS AND CONDITIONS MAY VARY FROM WHAT IS DESCRIBED IN THIS PROSPECTUS. ANY SUCH VARIATIONS THAT APPLY TO YOUR CONTRACT WILL BE INCLUDED IN THE CONTRACT OR A RELATED RIDER OR ENDORSEMENT.

                               TABLE OF CONTENTS

DEFINITIONS..........................................................
HIGHLIGHTS...........................................................
SUMMARY OF EXPENSES..................................................
FIRST VARIABLE LIFE INSURANCE COMPANY................................
THE SEPARATE ACCOUNT.................................................
YOUR INVESTMENT OPTIONS..............................................
  The Available Options..............................................
  Transfers Among Investment Options.................................
   General Requirements..............................................
    Automatic Transfer Programs......................................
   Restrictions on Transfers.........................................
   Automatic Transfer of Small Accounts..............................
  Mixed and Shared Funding...........................................
MORE ABOUT CHARGES AND DEDUCTIONS....................................
  Daily Deductions...................................................
  Annual Deductions..................................................
  Annual Contract Maintenance Charge.................................
  Optional Additional Benefit Charges................................
  Withdrawal Charge..................................................
  Free Withdrawal Amount.............................................
  Premium Taxes......................................................
  Transfer Charge....................................................
 Other Charges and Expenses..........................................
  Fund Expenses......................................................
  Income Taxes.......................................................
  Special Service Fees...............................................
 Elimination, Reduction or Refund of Charges and Deductions..........
  Group and Sponsored Arrangements...................................
  Gender-Neutral Policies............................................
 Purpose of Contract Changes.........................................
THE CONTRACT.........................................................
 Application and Issuance of a Contract..............................
 Free Look Right.....................................................
 Purchase Payments...................................................
  General Requirements...............................................
  Automatic Investment Plan..........................................
  Termination of Small Accounts......................................
 Allocation of Purchase Payments.....................................
  General............................................................
  Delayed Investment Allocation Date.................................
 Telephone Transactions..............................................
CONTRACT BENEFITS AND VALUES.........................................
 Determination of Account............................................
 Purchase Payment Credits............................................
 Death Benefits Before the Annuity Date..............................
  Death of the Annuitant.............................................
  Death of the Owner.................................................
BASIC DEATH BENEFIT..................................................
BONUS DEATH BENEFIT..................................................
Optional Death Benefit Riders........................................
BEST ANNIVERSARY VALUE DEATH BENEFIT.................................
EXTRA PROTECTOR DEATH BENEFIT........................................
ESTATE PROTECTOR DEATH BENEFIT.......................................
  Surrender and Withdrawals..........................................

  Surrender..........................................................
  Withdrawals........................................................
  Systematic Withdrawals.............................................
 Payment of Proceeds.................................................
  Tax Withholding and Tax Penalties..................................
 Annuity Benefits....................................................
  General............................................................
  Annuity Options....................................................
    OPTION A. Life Annuity...........................................
    OPTION B. Life Annuity with Periods Certain of 60,120,180
      or 240 Months..................................................
    OPTION C. Joint and Survivor Annuity.............................
    OPTION D. Joint and Contingent Annuity...........................
    OPTION E. Fixed Payments for a Period Certain....................
  Form of Annuity Payments...........................................
  Annuity Date.......................................................
  Annuitization Bonus................................................
  Calculation of Annuity Payments....................................
  Death Benefits after the Annuity Date..............................
  Guaranteed Minimum Income Payment Rider............................
 Death Benefit after the Annuity Date................................
  Death of the Annuitant.............................................
  Death of the Owner.................................................
OTHER PROVISIONS OF THE CONTRACT.....................................
 Misstatement of Age or Sex..........................................
 Owner and Beneficiary...............................................
  Beneficiary........................................................
  Changes and Assignments............................................
 Assignments.........................................................
 Change of Annuitant Designation.....................................
 Texas Optional Retirement Program...................................
 Voting Rights.......................................................
 Suspension of Payments or Transfers.................................
DISTRIBUTION AND OTHER AGREEMENTS....................................
FEDERAL TAX MATTERS..................................................
 General.............................................................
 Our Taxation........................................................
 Income Tax Deferral on Increases in Account Value...................
 Contracts Owned by Other than Natural Persons.......................
  Diversification Requirements.......................................
  Investment Control.................................................
 Distributions from Non-Qualified Contracts              ............
  Penalty tax on Premature Distributions.............................
  Annuity Payments...................................................
  Death Benefits.....................................................
  Multiple Contracts.................................................
 Tax-Qualified Retirement Plans......................................
  Traditional IRAs  and Roth IRAs....................................
  Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and
  Profit Sharing Plans 403(b) Annuities..............................
 Distributions from Qualified Contracts..............................
  Roth IRAs..........................................................
  Penalty tax on Pre-retirement Distributions........................
  Tax-Sheltered Annuities- -Withdrawal Limitations...................
 Federal Income Tax Withholding......................................
ADVERTISING PRACTICES................................................
 FIS Prime Money Fund II Portfolio...................................
 Other Portfolio.....................................................

OTHER MATTERS  ......................................................
 Financial Statements................................................
 Legal Proceedings...................................................
 Transfers by the Company............................................
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........
APPENDIX A.  Accumulation Unit Data..................................

                                  DEFINITIONS

ACCOUNT VALUE - The value of a Contract during the Accumulation Period.

ACCUMULATION PERIOD - The time between the Contract Date and the Annuity Date.

ACCUMULATION UNIT - An accounting unit of measure used to calculate the Account Value in a Separate Account Investment Option.

ANNUITANT - The natural person on whose life annuity payments are based.

ANNUITY DATE - The date on which annuity payments are scheduled to begin.

ANNUITY - A series of payments we make to the payee you select. "Fixed" annuity payments are those where we guarantee the dollar amount of each payment. "Variable" annuity payments are those where the dollar amount of each payment may vary to reflect the investment experience of the applicable Separate Account Investment Option.

BUSINESS DAY - Each day the New York Stock Exchange is open for regular trading. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and
Christmas Day.   Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m., Eastern Time.

CONTRACT ANNIVERSARY - An anniversary of the Contract Date.

CONTRACT DATE - The date the Contract takes effect, as shown on the Owner's Contract data page (as the Issue Date).

CONTRACT MONTH - Each one-month period beginning on the Contract Date and generally on the same day of each month after that.

CONTRACT QUARTER - One quarter of a Contract Year. The first Contract Quarter begins on the Contract Date and ends on the last Business Day of the third Contract Month.

CONTRACT YEAR - One year from the Contract Date and from each Contract Anniversary.

WITHDRAWAL VALUE - The value of a Contract available during the Accumulation Period upon surrender or withdrawal. Withdrawal Value equals your Account Value reduced by any applicable withdrawal charges, any taxes not previously deducted, and by any annual deductions for the Contract Year.


                                   HIGHLIGHTS

These highlights discuss certain important aspects of the Contract. The rest of this prospectus explains these and other aspects in greater detail. Be sure to read the prospectus and the prospectuses of the Funds for more complete information.

HOW DO INVESTMENT RESULTS AFFECT A CONTRACT?

You invest purchase payments and the Account Value under your Contract in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Contract.

Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 3% rate of interest on an annual basis.

After the Annuity Date, the investment results of our Separate Account will affect the dollar amount of variable annuity payments. If you select a fixed annuity, we will guarantee the amount of each annuity payment.

HOW MUCH CAN I (OR MUST I) INVEST IN A CONTRACT?

We generally require you to make a minimum initial purchase payment of $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts. You may make additional purchase payments after that, but each additional purchase payment must be at least $200.

We reserve the right to decline any purchase payment and, unless we consent otherwise, the maximum amount of all payments for a Contract cannot exceed $5 million.

WILL I HAVE ACCESS TO MY ACCOUNT VALUE?

You may take amounts from your Contract's Withdrawal Value at any time up to the Annuity Date. You may surrender (i.e., cancel) your Contract at any time up to the Annuity Date, and we will pay you the Withdrawal Value.

You may take a "free withdrawal amount" from your Account Value each year up to the Annuity Date without the imposition of a Withdrawal Charge. The annual free withdrawal amount is equal to 15% of your purchase payments.

On the Annuity Date, we will use your Account Value to determine the amount of annuity payments that we will make. (We will use the Withdrawal Value instead of the Account Value if annuity payments begin during the first 2 Contract Years.)

WHAT GENERAL INCOME TAX CONSEQUENCES WILL I HAVE FROM OWNING A CONTRACT?

A 10% percent federal income tax penalty may apply to the income portion of any distribution that you take from a Non-Qualified Contract before you are age
59 1/2, with certain exceptions. Separate tax withdrawal penalties and restrictions apply to a Qualified Contract.

This prospectus contains more information in the FEDERAL TAX MATTERS section, including a discussion of owner control of the underlying investments in a variable annuity contract and general information on the taxation of death benefits.

WHAT ARE THE CHARGES AND DEDUCTIONS UNDER A CONTRACT?

We make the following charges and deductions:

Daily Deductions - composed of an administrative charge at an annual rate of
 .15% of the daily net assets in each Separate Account Investment Option, and a mortality and expense risk charge at an annual rate of 1.25% of the daily net assets in each Separate Account Investment Option.

Annual Deductions - composed of a contract maintenance charge of $30 if your Account Value is less than $100,000, and any charges for optional additional benefit riders.

Withdrawal Charge - will be assessed from certain withdrawals from the Contract. The Withdrawal Charge starts at 8.5% in the first year that a premium is in the Contract and declines to 0% after nine years. It will also be deducted if the Annuity Date is within the first 2 Contract Years.

Premium Taxes - no deductions are made for premium or other taxes payable to a state or other governmental entity, unless imposed by the state where you reside.

Fund Expenses - There are deductions and expenses paid out of the assets of the Funds that are described in the accompanying prospectuses for the Funds.

Other Expenses - currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Contracts in the future.

SUMMARY OF EXPENSES
OWNER TRANSACTION EXPENSES
Sales Load on Purchase Payments                                          NONE
Withdrawal Charge - as a percentage of purchase
 payments if the Contract is surrendered or if you                      CHARGE
 make a withdrawal:

   Years since premium payment - 1 or less                               8.5%

   Years since premium payment - 2                                       8.5%

   Years since premium payment - 3                                       8.5%

   Years since premium payment - 4                                       7.5%

   Years since premium payment - 5                                       6.5%

   Years since premium payment - 6                                       5.5%

   Years since premium payment - 7                                       4.5%

   Years since premium payment - 8                                         3%

   Years since premium payment - 9                                         2%

   Years since premium payment -10  or more                             NONE
Transfer Fee - The Company currently does not                          $  10
 charge for processing transfers and guarantees
 that the first 12 transfers in a Contract Year
 will not be subject to a transfer charge.  For
 each subsequent transfer, the Company reserves
 the right to assess a charge, guaranteed never to
 exceed $10, to reimburse the Company for the
 costs of processing the transfer.
ANNUAL CONTRACT MAINTENANCE CHARGE - waived for                        $  30
 Contracts with Account Value of $100,000 or more at Contract Anniversary.

SEPARATE ACCOUNT EXPENSES - as a percentage of
 average Account Value
   Administrative Charge                                                0.15%
   Mortality and Expense Risk Charge                                    1.25%
                                                                       -----
   Total Separate Account Annual Expenses                               1.40%


An additional charge (which is calculated as a percentage of Account Value) will apply if you elect one or more of the optional death benefit riders or guaranteed minimum income payment rider.

For more information, refer to "Optional Additional Benefit Charges."

                                 ANNUAL FUND EXPENSES AFTER EXPENSE REIMBURSEMENTS
-------------------------------------------------------------------------------------------------------------------
                                                 Management    12b-1
Mutual Fund Portfolio                               Fees        Fees    Other Operating Expenses    Total Expenses*
---------------------                           -----------    -------  ------------------------    ---------------
AIM V.I. Capital Appreciation                          0.62%       -                 0.11%              0.73%
AIM V.I. Growth                                        0.63%       -                 0.10%              0.73%
ACS V.P. Value                                         1.00%       -                 0.00%              1.00%
DAM EAFE Index                                         0.45%       -                 0.20%              0.65%
DAM Small Cap Index                                    0.35%       -                 0.10%              0.45%
DAM Equity 500 Index                                   0.20%       -                 0.10%              0.30%
FIS High Income Bond Fund II                           0.60%       -                 0.19%              0.79%
FIS Prime Money Fund II                                0.50%       -                 0.23%              0.73%
FMR Contrafund (Service Class 2)                       0.58%    0.25%                0.12%              0.95%
FMR Equity-Income (Service Class 2)                    0.48%    0.25%                0.10%              0.83%
FMR Growth Opportunities (Service Class 2)             0.58%    0.25%                0.13%              0.96%
LA Growth & Income                                     0.50%       -                 0.37%              0.87%
MFS New Discovery Series (Service Class
 Shares)                                               0.90%    0.20%                0.17%              1.27%
MFS Growth Series (Service Class Shares)               0.75%    0.20%                0.16%              1.11%
MFS Growth with Income Series (Service Class
 Shares)                                               0.75%    0.20%                0.13%              1.08%
SEL Communication & Information                        0.75%    0.25%                0.11%              1.11%
TEM Growth Securities (Class 2 shares)                 0.83%    0.25%                0.05%              1.13%
TEM International (Class 2 shares)                     0.69%    0.25%                0.19%              1.13%
VIST Small Cap Growth                                  0.85%       -                 0.50%              1.35%
VIST Growth                                            0.70%       -                 0.32%              1.02%
VIST Matrix Equity                                     0.65%       -                 0.50%              1.15%
VIST Growth & Income                                   0.75%       -                 0.50%              1.25%
VIST Multiple Strategies                               0.70%       -                 0.40%              1.10%
VIST U.S. Government Bond                              0.60%       -                 0.25%              0.85%
-------------------------------------------------------------------------------------------------------------------

* "Total Expenses" for the Portfolios before reimbursement by the relevant Fund's investment advisor, for the period ended December 31, 1999, were as follows: 2.69% for the MFS New Discovery Series Portfolio; 1.66% for the MFS Growth Series Portfolio; 1.15% for the DAM EAFE Index Portfolio, 1.18% for the DAM Small Cap Index Portfolio; 0.43% for the DAM Equity 500 Index Portfolio; 1.68% for the VIST Small Cap Growth Portfolio; 1.27% for the VIST Matrix Equity Portfolio;1.26% for the VIST Growth & Income Portfolio; and 1.39% for the VIST U.S. Government Bond Portfolio of average daily net assets.

The purpose of this Table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Funds. For additional information, see "MORE ABOUT CHARGES AND DEDUCTIONS" on page __ and the Funds prospectuses which accompany this prospectus.

Expense examples on a Hypothetical $1,000 investment in the Contract, Assuming 5% annual rate of return, in existing Investment Options, and inclusion of certain available riders*

Separate Account

                                       If you surrender your Contract or if the Annuity
                                            Date is within the first 2 Contract Years        If you do not surrender your Contract
                                       -------------------------------------------------------------------------------------------
Mutual Fund  Portfolio                    1 Year     3 Years      5 Years      10 Years      1 Year   3 Years   5 Years   10 Years
----------------------                 ---------     -------      -------      --------      ------   -------   -------   --------
----------------------------------------------------------------------------------------------------------------------------------
FIS Prime Money Fund II                     $102        $164         $211          $328         $30      $ 92      $156       $328
----------------------------------------------------------------------------------------------------------------------------------
VIST Small Cap Growth                       $109        $183         $242          $387         $36      $111      $187       $387
----------------------------------------------------------------------------------------------------------------------------------
VIST Growth                                 $105        $173         $226          $356         $33      $101      $171       $356
----------------------------------------------------------------------------------------------------------------------------------
VIST Matrix Equity                          $107        $177         $232          $369         $34      $105      $177       $369
----------------------------------------------------------------------------------------------------------------------------------
VIST Growth & Income                        $108        $180         $237          $378         $35      $108      $182       $378
----------------------------------------------------------------------------------------------------------------------------------
VIST Multiple Strategies                    $107        $177         $232          $369         $34      $105      $177       $369
----------------------------------------------------------------------------------------------------------------------------------
VIST U.S. Government Bond                   $103        $168         $217          $340         $31      $ 95      $162       $340
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation               $102        $164         $211          $328         $30      $ 92      $156       $328
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                             $102        $164         $211          $328         $30      $ 92      $156       $328
----------------------------------------------------------------------------------------------------------------------------------
ACS V.P. Value                              $105        $172         $225          $354         $33      $100      $170       $354
----------------------------------------------------------------------------------------------------------------------------------
DAM Equity 500 Index                        $ 98        $150         $189          $284         $25      $ 78      $133       $284
----------------------------------------------------------------------------------------------------------------------------------
DAM Small Cap Index                         $ 99        $155         $197          $300         $27      $ 83      $141       $300
----------------------------------------------------------------------------------------------------------------------------------
TEM International (Class 2 shares)          $106        $176         $231          $367         $34      $104      $176       $367
----------------------------------------------------------------------------------------------------------------------------------
LA Growth & Income                          $104        $168         $218          $342         $31      $ 96      $163       $342
----------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series (Service           $109        $184            -             -         $37      $111         -          -
 Class shares)
----------------------------------------------------------------------------------------------------------------------------------
MFS Growth Series                           $107        $179            -             -         $35      $106         -          -
(Service Class shares)
----------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series (Service      $107        $178            -             -         $35      $106         -          -
 Class shares)
----------------------------------------------------------------------------------------------------------------------------------
SEL Communications & Information            $107        $179            -             -         $35      $106         -          -
----------------------------------------------------------------------------------------------------------------------------------
FMR Contrafund                              $106        $174            -             -         $33      $102         -          -
(Service Class 2)
----------------------------------------------------------------------------------------------------------------------------------
FMR Equity - Income                         $104        $170            -             -         $32      $ 98         -          -
(Service Class 2)
----------------------------------------------------------------------------------------------------------------------------------
FMR Growth Opportunities                    $106        $174            -             -         $33      $102         -          -
(Service Class 2)
----------------------------------------------------------------------------------------------------------------------------------
TEM Growth Securities                       $107        $179            -             -         $35      $107         -          -
(Class 2 shares)
----------------------------------------------------------------------------------------------------------------------------------
DAM EAFE Index                              $102        $164            -             -         $30      $ 92         -          -
----------------------------------------------------------------------------------------------------------------------------------
FIS High Income Bond Fund II                $104        $169            -             -         $32      $ 97         -          -
----------------------------------------------------------------------------------------------------------------------------------

 Do not consider the examples a representation of past or future expenses. Actual expenses may be greater or less than those shown. For example, the examples do not reflect premium tax charges or any optional benefit riders. The impact of the 15% free withdrawal amount is also not reflected because it is not available on a full surrender of a Contract.

*The Extra Protector, Estate Protector and Guaranteed Minimum Income Payment riders have been included in these calculations.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

We are a stock life insurance company that was organized under Arkansas law in 1968. We engage principally in the business of variable life insurance,
variable annuities, and fixed annuities.   We hold licenses to sell insurance in
49 states, the District of Columbia and the U.S. Virgin Islands. ILona Financial Group, Inc. ("ILona"), formerly known as Irish Life of North America, Inc., owns all of our outstanding stock, and Irish Life & Permanent plc. ("Irish Life & Permanent"), in turn, owns all of ILoNA. Irish Life & Permanent is a leading life and financial services group in Ireland with total assets of over $27 billion at May 1, 2000.

We have an A (Excellent) rating from A.M. Best Company, an independent firm that analyzes insurance carriers. We also have an A+ rating from Standard and Poor's and an AA- rating from Duff & Phelps Credit Rating Co. on claims paying ability. These ratings only reflect the opinion of the rating company on our relative financial strength, and on our ability to satisfy our obligations under the Policies. The ratings do not reflect the investment performance of the Separate Account, or the degree of risk associated with an investment in the Separate Account.

                              THE SEPARATE ACCOUNT

We authorized the establishment of First Variable Annuity Fund E (the "Separate Account) under Arkansas law on December 4, 1979; and we have registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust-type investment company.

The Separate Account's assets belong to us. However, our other creditors could reach only the amount (if any) in the Separate Account that exceeds the current value of our obligations to policyholders who have chosen a Separate Account Investment Option. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts we may issue.

The Separate Account has several different investment options within it ("Separate Account Investment Options"). We invest the assets allocated to each investment option in one Portfolio of a Fund.

We may add other investment options to the Contracts that, in turn, may be invested in other Portfolios of a Fund, or in portfolios of other mutual funds. We may restrict these other investment options to customers of specified distributors.


                            YOUR INVESTMENT OPTIONS

THE AVAILABLE OPTIONS

You may allocate your premium payments and existing Account Value to one or more of our Separate Account Investment Options and/or to our Fixed Account. The currently available Portfolios for our Separate Account Investment Options are listed on the cover page of this prospectus. More information, including a discussion of potential risks, appears in the current prospectuses for the Funds, which accompany this prospectus. (The prospectuses for the Funds may also describe other portfolios that are not available under a Contract.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Separate Account Investment Option.

The investment objectives and policies of certain Separate Account investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Separate Account investment options may be higher or lower than the results of other such mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

We may enter into certain arrangements under which we are reimbursed by the Portfolios' advisors, distributors and/or affiliates for the administrative services which we provide to the Portfolios.

We do not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in our judgment, further investment in the shares should become inappropriate or inadvisable in view of the purpose of the Contracts, we may limit further purchase of the shares or substitute shares of another portfolio or investment vehicle for shares already purchased or to be purchased in the future. We also may, in our discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and in compliance with requirements the SEC may impose.

We may also combine Separate Account Investment Options or operate them in any form permitted by law, including a form that allows them to make direct investments.

This prospectus generally describes only the Contract and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of interest per year. We may credit additional amounts of "current" interest in our sole discretion. New purchase payments and transfers from the Separate Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account.

TRANSFERS AMONG INVESTMENT OPTIONS

General Requirements. You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $1,000 or (b) your entire interest in the applicable investment
option.   You should mail, fax or express written transfer requests to our
Variable Service Center shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-845-0689.

Transfer requests must clearly specify the amount to be transferred and the
investment options affected.   All transfer requests made at the same time for
Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

Prior to the Annuity Date, Contract Value to be transferred is subject to the following: Unless we consent, transfers from the Fixed Account to other investment options during the first Contract Year cannot total more than 25% of the Fixed Account Value on the Contract Date.

After the first Contract Year, your transfers from the Fixed Account during the Accumulation Period may not exceed the greater of:

 . 25% of your Account Value in the Fixed Account as of the immediately preceding Contract Anniversary; or

 . 100% of your Account Value in the Fixed Account that you transferred to other investment options during the immediately preceding Contract Year.

After the Annuity Date, you may make a transfer once each Contract Year, subject to certain procedures outlined in the Contract:

 .  from one or more Separate Account investment options to other Separate
   Account Investment Options; or

 .  to the Fixed Account.

No transfers are permitted from the Fixed Account to the Separate Account once annuity payments begin.

Automatic Transfer Programs - You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center shown on the front cover of this prospectus. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may request us to cease automatic transfers at any time.

Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Account Value in the Fixed Account within one Contract Year if you have selected the monthly interval.) We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

The dollar cost averaging program permits transfers from the FIS Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however.

Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through all phases of the market cycle.

The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the FIS Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin. Transfers from the Fixed Account are also subject to the restrictions above, except that 100% of amounts in the Fixed Account may be systematically transferred before the Annuity Date if transfers are made monthly for a one-year period.

The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used. Currently, dollar cost averaging and automatic account rebalancing may not be in effect simultaneously.

We currently do not charge for enrolling in these programs, but we reserve the right to do so.

Restrictions on Transfers. Generally, you may make an unlimited number of transfers in any Contract Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares held in the Separate Account. We may therefore limit the number of permitted transfers in any Contract Year, or refuse to honor any transfer request for an owner or a group of owners, if:

 . the purchase of shares of one or more of the Portfolios is to be restricted because of excessive trading ; or

 . if a specific transfer or group of transfers is deemed to have a detrimental effect on Account Value or Portfolio share prices.

We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of an Owner; or restrict the Investment Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:

 . you, as Owner, have appointed the third party to act on your behalf for all financial affairs; or

 . a court of competent jurisdiction has appointed the third party to act on the Owner's behalf.

We also reserve the right at any time and without prior notice to otherwise modify, suspend or stop the transfer privileges.

Automatic Transfer of Small Accounts. We reserve the right, subject to any applicable law, to transfer Account Value from any investment option if less than $250, to the investment option with the greatest Account Value.

Mixed and Shared Funding

We buy shares of the Funds for the Separate Account in connection with the Contracts, and for allocation to separate accounts funding variable annuity policies and other variable life insurance policies issued by us. The Funds offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of the Funds intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they or the insurance companies should take in response.


                       MORE ABOUT CHARGES AND DEDUCTIONS

DAILY DEDUCTIONS

Each Business Day, we deduct an administrative charge and a mortality and expense risk charge, both before and after the Annuity Date, that we calculate as a percentage of your Contract's net assets in each Separate Account investment option. The annual rate for the administrative charge is 0.15%, and the annual rate for the mortality and expense risk charge is 1.25%.

ANNUAL DEDUCTIONS

At the end of each Contract Year, we make an annual deduction from each
Contract's Account Value.   We make the deduction from your Investment Options
in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

For example, we will permit you to have deductions first taken from one or more pre-selected investment options. You may also request deductions to first be taken from the Separate Account investment option that has had the best investment performance over the prior Contract Month.

The annual deductions are generally taken on each Contract Anniversary, based on your Account Value at that time. If your Annuity Date is not a Contract Anniversary, however, we will calculate the annual deductions on the Annuity Date. Similarly, if you surrender your Contract, or make a total withdrawal at a time other than a Contract Anniversary, we will calculate the annual deductions on the transaction date.

The annual deductions include the following charges:

Annual Contract Maintenance Charge. This charge is $30.00 per Contract Year for each Contract Year during the Accumulation Period. We will waive this charge for a Contract Year if your Account Value for that year is $100,000 or more.

Optional Additional Benefit Charges. We will deduct additional amounts if you elected to add optional additional benefit riders to your Contract. Charges for the riders will be separately stated in your Contract. The charges for currently offered riders are: 0.15% of your Account Value for the Best Anniversary Value Death Benefit Rider; 0.20% of your Account Value for the Extra Protector Death Benefit Rider; 0.25% of your Account Value for the Guaranteed Minimum Income Payment Rider and 0.20% to 0.60% of your Account Value for the Estate Protector
Death Benefit Rider.   The charges for a rider are not taken for any Contract
Year that begins after:

 . the date annuity payments begin and the rider terminates; or

 . the date the rider otherwise terminates

WITHDRAWAL CHARGE

We may assess a withdrawal charge if you withdraw Account Value or surrender your Contract within the first 9 years after a premium is received. We will also impose the withdrawal charge on the Annuity Date if the Annuity Date is within the first 2 Contract Years.

We determine the withdrawal charge by applying the percentages shown in the Summary of Expenses table in the "Highlights" section of this prospectus to the purchase payments we deem withdrawn or surrendered, or if the Annuity Date is within the first 2 Contract years. Purchase payments are deemed withdrawn or surrendered in the order in which they are made. We take withdrawal charges from your investment options on a pro-rata basis, or by any other method you select and we approve.

If the Account Value remaining in a Separate Account Investment Option after a partial withdrawal is insufficient to cover the applicable withdrawal charge, we will deduct the charge from the amount withdrawn.

Free Withdrawal Amount. We will not assess a withdrawal charge on a partial withdrawal of Account Value until the amount withdrawn for that Contract Year exceeds a "free withdrawal amount" equal to 15% of your purchase payments.

The free withdrawals do not reduce purchase payments for purposes of computing the withdrawal charge. The unused portion of the "free withdrawal amount" for one Contract Year does not carry over to the next Contract Year.

The free withdrawal amount is not available on a total withdrawal of Account Value, a surrender of your Contract, or on withdrawal requests that would result in less than $1,000 of remaining Account Value.

Waiver of Withdrawal Charge. We will waive the withdrawal charge:

 .  if any death benefits are paid; or

 . if your Account Value is applied after the first 2 Contract Years to an Annuity Option.

We also may waive the withdrawal charge (where permitted):

 . if you or your spouse is diagnosed with a terminal illness (we may require evidence of such illness, including an examination by a licensed physician of our choice); or

 . after the first Contract Year, if you or your spouse is confined in a qualifying nursing home for 90 consecutive days immediately preceding the Contract Anniversary.

To qualify for a waiver of charges based on confinement in a qualifying nursing home, you or your spouse must never have been confined in a qualifying nursing home at the time you apply for a Contract.

The availability and requirements of the terminal illness and/or nursing home waiver may vary from state to state. Your Contract will contain a complete description of all requirements and charges for any terminal illness and nursing home waiver.

PREMIUM TAXES

We will deduct premium taxes or other taxes payable to a state or other governmental entity from your Contract. Some states assess premium taxes at the time purchase payments are made; others assess premium taxes at the time annuity payments begin. We currently intend to deduct premium taxes when incurred. Premium taxes generally range from 0% to 4%.

TRANSFER CHARGE

The Company guarantees that the first 12 transfers in a Contract Year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $10, for each subsequent transfer in a Contract Year to reimburse it for the expense of processing transfers.

OTHER CHARGES AND EXPENSES

Fund Expenses. Our Separate Account purchases shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights - Fund Expenses.")

Income Taxes. While we currently do not reduce Account Value for federal income taxes of the Separate Account, we reserve the right to do so, if we determine that we will incur a tax because of the operation of the Separate Account. We will deduct for any income taxes incurred as a result of the operation of the Separate Account whether or not our possible reserve for taxes was sufficient.

We will deduct any withholding taxes required by applicable law when amounts are distributed from a Contract.

Special Service Fees.  We do not charge you for special services, such as
additional reports, dollar cost averaging, and asset rebalancing.   Although we
do not currently intend to do so, we reserve the right to charge you for these special services in the future.

ELIMINATION, REDUCTION OR REFUND OF CHARGES AND DEDUCTIONS

We may eliminate, reduce, or refund any charges and deductions on a Contract when sales of Contracts are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or a reduction in the level of risks we expect
to assume under the Contracts.   (This prospectus describes such groups under
"Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

 . the size and type of group, because large numbers of Contracts tend to lower our per-Contract expenses;

 . the total amount of premium payments to be received, because certain expenses tend to be a smaller percentage of larger premium payments;

 . any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;

 . other circumstances, of which we are not presently aware, which could result in reduced expenses; and

 .  after a Contract is issued, if we anticipate expenses for later Contract
   Years that are lower than initially projected.

We also may eliminate, reduce or refund charges and deductions when we issue a Contract to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group.

All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges or deductions be permitted if the adjustment would be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Contracts covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Contracts to its employees or members on an individual basis.

Gender-Neutral Policies. In 1983, the United States Supreme Court decided in Arizona Governing Committee v. Norris that certain annuity contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the participant. We may therefore offer Contracts that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Contracts to employees under a group or sponsored arrangement consult its attorney before doing so.

We may also offer the Contract with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Contract has been approved. Currently, the State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and annuity benefits.

PURPOSE OF CONTRACT CHARGES

We have designed the Contract charges to cover our direct and indirect costs of selling, administering and providing benefits under the Contracts. Taken together, these charges are also designed to compensate us for the risks we assume. These include:

 . mortality risks (such as the risk that Contract owners may, on average, die before we expect, or Annuitants may, on average, live longer than we expect, thereby increasing the amount of claims we must pay);

 . investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the death benefits under the Contracts or reduce the amount of our asset-based fee revenues below what we anticipate);

 . sales risks (such as the risk that we sell fewer Contracts and receive lower net revenue than we expect, thereby depriving us of expected economies of scale);

 . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of annuity contracts); and

 . expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

If, as expected, the charges we collect from the Contracts exceed our total costs concerning the Contracts, we earn a profit. Otherwise, we incur a loss. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that we will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, contract maintenance charge, and mortality and expense risk charge.

However, the fact that any charge bears the name of a particular expense or risk does not mean the amount we collect from that charge will never be more than the amount of such expense or risk. It also does not mean that we may not be compensated for such expense or risk out of any other charges deducted under terms of the Contracts.

                                  THE CONTRACT

APPLICATION AND ISSUANCE OF A CONTRACT

If you wish to purchase a Contract, you must submit an application to our Variable Service Center, together with the minimum required initial Purchase
Payment.   You select:

 . the Annuitant , Annuity Date, and Annuity Option;

 . the investment options to which we will allocate your purchase payment;

 . the Beneficiary who will receive death benefits under the Contract if you die during the Accumulation Period; and

 . any optional additional benefit riders.

We generally will not issue Contracts to owners and Annuitants older than age
85. We will review an application under our underwriting rules, and we may request additional information or reject the application. We will not retain a purchase payment for more than 5 business days while processing an incomplete application unless the purchaser has authorized us to do so. If we decline an application, we will refund any purchase payment made.

If you or the Annuitant is older than age 70 1/2, you should consult with a qualified tax adviser on the impact of minimum distribution requirements under your tax-qualified retirement plan before purchasing a Qualified Contract. Any required annual minimum distribution amount should be withdrawn from your existing tax qualified retirement plan before amounts are transferred to purchase a Qualified Contract. (See "FEDERAL TAX MATTERS - Withdrawals from Qualified Contracts.")

"Free Look Right." You have the right to review your Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to us or to the agent through whom you purchased it. We will refund the Account Value on a Contract returned during the permitted period less any Purchase Payment Credits unless state law requires a different amount. You shall not receive any

Purchase Payment Credits (see "Purchase Payment Credits"). The "free look" period is typically 10 days, but may be greater depending on state requirements.

PURCHASE PAYMENTS

General Requirements. Your initial purchase payment is due on the Contract Date and is generally required to be at least $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts. Each subsequent purchase payment is generally required to be $200. We reserve the right to decline any purchase payment, and, unless we consent otherwise, the maximum permitted total for all your purchase payments is $5 million.

Termination of Small Accounts. We reserve the right to cancel a Contract if your Account Value falls below $1,000, and we have not received any purchase payments during the current Contract Year and the preceding 2 Contract Years. Before doing so, we will provide you with a 30-day period to make an additional payment and increase your Account Value above the minimum amount. We will send a notice of the need to make additional purchase payments to your last known address.

ALLOCATION OF PURCHASE PAYMENTS

General. We allocate the purchase payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Contract by dividing the amount allocated to a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your purchase payment. We calculate Accumulation Unit Values as of the end of each Business Day. Purchase payments allocated to the Fixed Account are credited in dollars. Purchase payments are generally allocated to the Separate Account or the Fixed Account as of the later of the Contract Date or the date we receive your payment.

Delayed Investment Allocation Date. If required by law to refund your purchase payment if you cancel the contract during the "free look" period, we reserve the right to allocate purchase payments to the FIS Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Contract's "free look" period. We would measure the investment delay period from the date your Contract is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Contract to you.

If we elect to delay your investment allocation date, your Contract will contain a provision to that effect.

TELEPHONE TRANSACTIONS

You may initiate various transactions by calling 1-800-845-0689. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among investment options, partial withdrawal requests, and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

You may also call 1-800-59-FUNDS for current Accumulation Unit values, current Account Value, and for telephone transfers of Account Value.

If you own a Contract jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions
communicated by telephone.   You will be responsible for any telephone
instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.

                          CONTRACT BENEFITS AND VALUES

Determination of Account Value

Your Account Value under a Contract includes its value in the Separate Account and in the Fixed Account. Your Account Value in a Separate Account investment option at any time before the Annuity Date equals the number of Accumulation Units you hold in that option multiplied by the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Fund Portfolio only by the amount of the charges and deductions we make under your Contract from that investment option.

Your Account Value in the Fixed Account investment option earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Contract.

Your Account Value in any investment option will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make. Your Account Value in each investment option also will increase by the amount that you direct to that option from your purchase payments and will decrease by the amount of any withdrawals that you take from that option (including any applicable withdrawal charges).


PURCHASE PAYMENT CREDITS

We will credit your Contract with 4% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is less than $250,000 on the day we receive the purchase payment, 4.5% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is equal to or greater than $250,000 but less than $2,000,000, and 5% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is equal to or greater than $2,000,000.

We credit your Contract with Purchase Payment Credits at the time the purchase
payment is applied to the Contract.    We allocate any Purchase Payment Credit
to the Separate Account Investment Options in the same proportion as the allocation of purchase payment you select. You will not retain any Purchase Payment Credits applied to your Contract: (1) if you return your Contract within the free look period (see "Free Look Right" for a description of the free look period.); (2) for any purchase payment made within one year prior to a death of owner, or Annuitant if the Contract is owned by a non-natural person; (3) for any purchase payment made within one year prior to a partial or full withdrawal or surrender; or (4) for any purchase payment made within three years prior to the Annuity Date. Gains and losses allocable to the Purchase Payment Credit remain in the Contract.

Contract charges are deducted from the total value of your Contract. Therefore, your Contract incurs expenses on the total Contract Value, which includes the Purchase Payment Credits. You will not retain any Purchase Payment Credit applied to your Contract under the circumstances set forth above. Since charges will have been assessed against the higher amount (purchase payments plus Purchase Payment Credits), it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not received the Purchase Payment Credit. We expect to profit from certain charges assessed under the Contract (i.e., the Withdrawal Charge and the Mortality and Expense Risk Charge) associated with the Purchase Payment Credit.

We have applied to the Securities and Exchange Commission for an exemption from certain provisions of the Investment Company Act of 1940 so we can recapture any Purchase Payment Credits applied to a Contract; as described above. Until such time as we receive approval of the exemption request, we will not recapture any Purchase Payment Credits.

All purchase payment credits and any gains and losses attributable to such amounts are treated as earnings under the Contract. All Purchase Payment Credits are paid from our general account assets.

DEATH BENEFITS BEFORE THE ANNUITY DATE

Death of the Annuitant. We generally do not pay a death benefit if you are not the Annuitant and the Annuitant dies before the Annuity Date. Instead, you may designate a new Annuitant within 30 days of the Annuitant's death. If you do not, you will become the Annuitant. If you are a non-natural person, however, the death of the Annuitant is treated as your death and a new Annuitant cannot be designated. If the Annuitant dies after the Annuity Date, the death benefit will be as specified in the annuity option elected.

Death of the Owner. If we receive proof that you have died before the Annuity
Date, we will pay a death benefit to the Beneficiary.   (If you are a non-
natural person, we will consider the Annuitant to be "you" for purposes of determining a death benefit.) You may elect for the death benefit to be paid in a single sum or under one of our other Annuity Options. If no such election is in effect, the Beneficiary may make an election during a 60-day period following our receipt of proof of death. We will hold up payment of the death benefit in the meantime.

If the Beneficiary is your spouse, he or she may elect to become the owner of your Contract. If so, the Contract will continue in effect and we will not then
determine a death benefit.   We will generally pay the entire death benefit
within 5 years of the date of your death unless the Beneficiary elects to have the death benefit payable under an Annuity Option based on his or her life or lifetime expectancy; and distributions start within one year after the date of death.

The death benefit amount is the greater of:

 .  the BASIC DEATH BENEFIT; or

 .  the death benefit amount under any optional death benefit rider in effect.

If you do not choose an optional death benefit rider, you will receive the BASIC DEATH BENEIFT.

If your Contract is owned jointly:

 . we will determine a death benefit only when the first owner dies before the Annuity Date; and

 .  the optional death benefit riders will not be available.

BASIC DEATH BENEFIT. The Basic Death Benefit before the Annuity Date is the greater of:

 . the Account Value (except as provided in your Contract) on the date of your death; or

 . your adjusted purchase payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value).

OPTIONAL DEATH BENEFIT RIDERS. We intend to offer one or more optional death benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. For more complete information about the following riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders provides our guarantee of a minimum death benefit amount. The guaranteed amount will vary by the form of rider you select. Annual Deductions from your Account Value increase if you purchase an optional death benefit rider.

You may generally select an optional death benefit rider only at the time you purchase a Contract. We may also offer one or more optional death benefit riders from time to time after you purchase a Contract.

BEST ANNIVERSARY VALUE DEATH BENEFIT. The Best Anniversary Value Death Benefit before the Annuity Date is based on the maximum adjusted Anniversary Value Death Benefit we previously determined prior to your death:

 . plus the sum of any purchase payments you paid for your Contract after our last determination date prior to the date of your death; and

 . less any withdrawals of Account Value after our last determination date prior to the date of your death; and

 . less any charges on these withdrawals.

On the Contract Date, the Anniversary Value Death Benefit is equal to the Account Value. We determine an Anniversary Value Death Benefit Value on each Contract Anniversary Date up to the Contract Anniversary on or next following your 80th birthday. The Anniversary Value Death Benefit is based on your Contract's then current Account Value, adjusted for any purchase payments you made, and the amount of withdrawals (and charges on withdrawals) taken from Account Value. As set forth above, we will also adjust any previously determined Anniversary Value Death Benefit at that time to reflect purchase payments, withdrawals of Account Value, and charges on these withdrawals, from the date of our last determination.

The BEST ANNIVERSARY VALUE DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

EXTRA PROTECTOR DEATH BENEFIT. The Extra Protector Death Benefit is the higher of:

 .  the maximum adjusted Anniversary Value Death Benefit ; or

 .  a "roll-up value" that we compute as described below.

We compute the maximum adjusted Anniversary Value Death Benefit in the same manner as under the Best Anniversary Value Death Benefit rider. The "roll-up value" is the sum of:

 . your adjusted purchase payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value); and

 . interest accumulated at an annual rate of 5.0 % to the earlier of the Contract
  Anniversary on or next following your 80th birthday or the date of your death.

The EXTRA PROTECTOR DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

ESTATE PROTECTOR DEATH BENEFIT. To elect the Estate Protector Death Benefit Rider, the Owner must be 79 or younger when the Contract is issued. If the Owner is 60 years or less on the Issue Date, the Estate Protector Death Benefit before the Annuity Date is:

 . the Death Benefit under the Contract without regard to the Estate Protector
  Death Benefit plus

 . the Contract Value multiplied as of the Death Benefit Date minus Purchase
  Payments, and that amount multiplied by 40%.

If the Owner is more than 60 years old but less than 80 years old on the Issue Date, the Estate Protector Death Benefit before the Annuity Date is:

 . the Death Benefit under the Contract without regard to the Estate Protector
  Death Benefit plus

 . the Contract Value calculated as of the Death Benefit Date minus Purchase
  Payments, and that amount multiplied by 25%

The maximum benefit payable as a result of this rider shall not exceed the amount of net Purchase Payments. The ESTATE PROTECTOR DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

SURRENDER AND WITHDRAWALS

Surrender. You may surrender your Contract for its entire Withdrawal Value at any time before the Annuity Date by a signed written request conforming to our administrative procedures. We calculate the Withdrawal Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Withdrawal Value equals your Account Value reduced by any applicable withdrawal charges, any taxes not previously deducted, and by any annual deductions for the Contract Year. You will not retain any Purchase Payment Credits on any purchase payments made within one year of surrender (see "Purchase Payment Credits"). Our liability to pay any death benefit ends when you surrender your Contract.

Withdrawals. You may make a partial withdrawal of the Contract's Withdrawal Value (minimum $1,000) before the Annuity Date. If a withdrawal request is made that reduces the remaining Withdrawal Value below $1,000, we may deem the Contract surrendered. In such event, the Contract will end and we will pay you the Withdrawal Value of the Contract. You will not retain any Purchase Payment Credits on any purchase payments made within one year of a withdrawal (see "Purchase Payments Credits").

We will take any withdrawals from your Contract's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

Systematic Withdrawals. You may elect to take partial withdrawals under a systematic withdrawal program by either written or telephone request. Under the program, systematic withdrawals are made on the same day (or next Business Day) of each month or quarter. Systematic withdrawals may be transferred automatically to your bank account if your bank is a member of the Automated ClearingHouse (ACH). Systematic withdrawals are not allowed simultaneously with a dollar cost averaging program.

We do not currently impose a fee for systematic withdrawals, but may do so in the future. Partial withdrawals during a Contract Year that exceed the 15% "free withdrawal" amount are subject to a withdrawal charge. (The "free withdrawal" amount is not available if you surrender your contract. See the discussion in the "Withdrawal Charge--Free Withdrawal Amount" section of this prospectus.)

We reserve the right to modify, suspend or eliminate the systematic withdrawal program at any time.

PAYMENT OF PROCEEDS

We ordinarily will pay any Withdrawal Value (or death benefit proceeds) from the Separate Account investment options within 7 days after receipt by our Variable Service Center of a request (or proof of death), and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers.")

Tax Withholding and Tax Penalties. All distributions from your Contract, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will generally withhold federal taxes at the rate of 10% from each distribution, unless you have previously provided us with a written election not to have taxes withheld or to have taxes withheld at a different rate. Mandatory withholding rules apply to certain distributions from Qualified Contracts issued to 403(b) plans. Additionally, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early surrenders and withdrawals. See the FEDERAL TAX MATTERS section of this prospectus for a general discussion.

ANNUITY BENEFITS

General. We will make annuity payments after the Annuity Date to the Annuitant unless you designate a different payee when you purchase a Contract. You may also designate a payee, or change a previously designated payee, by sending a written notice to the Variable Service Center at least 30 days before the Annuity Date.

Annuity Options. You elect the Annuity Option and may change it by written request to our Variable Service Center at least 30 days before the Annuity Date. If no Annuity Option election is in effect 30 days before the Annuity Date, we will make Annuity payments under Option B as a life Annuity with a 120-month period certain.

You can choose from the following Annuity Options, or any other option we approve:

OPTION A - Life Annuity. Monthly payments during the lifetime of the Annuitant. Annuity payments cease when the Annuitant dies.

OPTION B - Life Annuity with Periods Certain of 60, 120, 180 or 240 Months. Monthly payments during the lifetime of the Annuitant, and in any event for 60, 120, 180 or 240 months certain, as selected.

OPTION C - Joint and Survivor Annuity. Monthly payments during the joint lifetime of the Annuitant and a designated second person. At the death of either payee, Annuity payments continue to the survivor payee. The survivor's Annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable during the joint lifetime, as chosen.

OPTION D - Joint and Contingent Annuity. Monthly payments during the lifetime of the Annuitant and continued during the lifetime of a designated second person after the Annuitant's death. The second person's Annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable, as chosen.

OPTION E - Fixed Payments for a Period Certain. Monthly payments of a fixed amount for any specified period (at least 5 years but not exceeding 30 years), as chosen.

Form of Annuity Payments. Annuity Options A, B, C & D are available for "fixed" Annuity payments, "variable" Annuity payments or a combination of both. Annuity Option E is available for fixed Annuity payments only. You may make a selection of the form of Annuity payments by sending a written request to our Variable Service Center no later than 7 calendar days before the Annuity Date. If you do not, we will make a combination of fixed Annuity payments and variable Annuity payments to reflect the allocation of your Account Value among the Fixed Account and the Separate Account investment options. (We will, however, transfer your Account Value to the Fixed Account before making payments under Annuity
Option E.)

Annuity Date. You select the Annuity Date when you purchase a Contract, and may later change it by sending a written request to our Variable Service Center at least 30 days before the existing Annuity Date. If the Annuity Date you select is less than 2 Contract Years from the Contract Date, we will deduct a withdrawal charge from your Account Value before the first annuity payment is made.

If the selected Annuity Date occurs when the Annuitant is at an advanced age, such as over Age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. If your Contract is a Qualified Contract, you should select an Annuity Date that is consistent with the requirements of your tax-qualified retirement plans. A qualified tax advisor should be consulted for more information.

Annuitization Bonus. We will increase your Account Value by an "Annuitization Bonus" when Account Value is applied to an Annuity Option. The increase will be based on your Account Value at the end of the Business Day immediately preceeding the Annuity Date. For purposes of the Annuitization Bonus, your Account Value will not include any Purchase Payment Credit applied to your Contract for any purchase payment made within three years prior to the Annuity Date. (see "Purchase Payment Credits")

We determine the Annuitization Bonus rate for a Contract at the time of issue, but the Bonus may be modified, reduced or eliminated for subsequently issued Contracts. On the date of this prospectus, the Annuitization Bonus rate is 3% of Account Value. We will pro-rate any increase among your Contract's investment options on the Annuity Date. Under current federal income tax rules, this increase is deemed "income" on a Contract. (See "FEDERAL TAX MATTERS.") We will not recapture any Annuitization Bonus.

Calculation of Annuity Payments. The initial dollar amount of an Annuity payment is based on the Account Value (except as provided in your Contract) applied to a specific Annuity Option and the annuity tables in your Contract. The annuity tables for variable Annuity payments are based on a 3% assumed investment rate. If the actual net investment rate exceeds 3%, variable Annuity payments increase. Conversely, if the actual rate is less than 3%, variable Annuity payments decrease. Variable Annuity payments will reflect the performance of your Contract's Separate Account investment options.

We reserve the right to pay Annuity payments in one sum when the remaining payments are less than $2,000 (or other minimum amount we may establish), or when the Annuity option elected results in periodic payments of less than $100.

Guaranteed Minimum Income Payment Rider. This optional additional benefit guarantees a minimum fixed lifetime Annuity payment for an additional annual charge. You may select this rider only at the time you purchase a Contract, and you may elect to begin payments under this rider only within a 30-day period following the 7th or later Contract Anniversary. In addition, payments under the rider may not begin until the Anniversary Date on or immediately following the Annuitant's 60th birthday, nor may they begin after the Annuitant's 91st birthday.

Guaranteed Monthly Income Payments are made either:

 . for the lifetime of a single Annuitant or for 120 months, whichever is longer; or

 . for the lifetime of two Annuitants or for 240 months, whichever is longer.


GMIP VALUE. The amount of a fixed annuity payment payable as a Guaranteed Minimum Income Payment is based on the "GMIP Value," less any premium taxes, that is applied to the GMIP Annuity Tables stated in the rider.

We determine a GMIP Value each year up to, and including, the Anniversary Date on or immediately following the Annuitant's 80th birthday (the "Age 80 Anniversary Date"). After that, the GMIP Value is based on GMIP Value on the Age 80 Anniversary Date:

 . plus any Purchase Payments we receive after the Age 80 Anniversary Date; and

 . less a proportional reduction for any withdrawals of Contract Value after the Age 80 Anniversary Date.

The GMIP Value up to the Age 80 Anniversary Date is the greater of:

 .  the "Best Anniversary Value" in effect; or

 .  the "Roll-Up Value" in effect.

Best Anniversary Value - based on the highest "Anniversary Value Amount" in effect. We determine an Anniversary Value Amount, and adjust previously determined Anniversary Value Amounts, each year up to, and including, the Age 80 Anniversary Date. An Anniversary Value Amount equals the Contract Value at the time of determination. Previously determined Anniversary Value amounts reflect:

 . an increase for any Purchase Payments we received since our last determination; and

 . a proportional reduction for any withdrawals of Contract Value since our last determination.

Roll-Up Value -  based on:

 . Purchase Payments; and

 . a proportional reduction for any withdrawals of Contract Value (including charges) attributable to Purchase Payments; and

 . interest accumulated at an annual rate of 5.0%.

Proportional Reductions - based on the ratio that a withdrawal of Contract Value, including charges on the withdrawal, bears to the total Contract Value before the withdrawal.

GMIP Annuity Tables - based on the 1983a Annuity Mortality Table (40% Male, pivotal age 65) and a benchmark rate of 2.5% per year, compounded annually. The level of income provided under these tables is based on conservative actuarial factors, and may often be less than the level that would be provided by applying the Contract Value to other tables. If more favorable to the Annuitant, we will determine monthly income by applying Contract Value to our current fixed annuity payment rates for the annuity option selected.

GMIP Value does not guarantee performance of any Investment Option in your Contract, and cannot be used to increase the amounts available for withdrawal, surrender or as a death benefit before the Annuity Date. The GMIP Value is not increased by the amount of any Annuitization Bonus.

DEATH BENEFITS AFTER THE ANNUITY DATE

Death of the Annuitant. Any remaining Annuity payments under Annuity Options B or E are made to the Beneficiary. The Beneficiary may elect to receive the commuted value of the remaining Annuity Payments in a single sum instead. We determine the commuted value by discounting the remaining Annuity Payments at the then current interest rate used for commutation.

Death of the Owner. No death benefits are provided under a Contract if you die after the Annuity Date, unless you are also the Annuitant and Annuity payments are made under Annuity Options B or E.

                        OTHER PROVISIONS OF THE CONTRACT

MISSTATEMENT OF AGE OR SEX

If the age or sex of the Annuitant is misstated, we may change the annuity benefits to those that correspond with the correct age and sex.

If the misstatement is discovered after the Annuity Date:

 . we will add interest to any overpayments at the rate of 6% per year, compounded annually, and deduct the amount against remaining annuity payments; and

 . we will add interest to any underpayments at the rate of 6% per year, compounded annually, and pay the amount in a single sum with the next Annuity Payment.

OWNER AND BENEFICIARY

The Contract application names the Contract owner, who in turn may name a new owner at any time before the Annuity Date. At the death of the owner, the designated Beneficiary becomes the owner. Because the owner has the authority to exercise most rights under a Contract, this prospectus generally refers to the owner when it refers to "you" or "your."

We will permit the Contract to be owned jointly if one owner is the spouse of the other, and we will generally assume that each owner has the authority to act for all owners. However, we may require the written consent of all owners for certain transactions, such as an assignment of a Contract.

Beneficiary. The Contract application also names the Beneficiary under the Contract and any contingent Beneficiary. You may change the Beneficiary of the Contract (other than an irrevocably named Beneficiary) at any time before death benefits are payable. If your Contract is owned jointly, we will treat each joint owner as the designated beneficiary for any death benefits that may be payable upon the death of the other, unless you tell us otherwise.

Changes and Assignments. A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Contract before we receive the request at our Variable Service Center.

ASSIGNMENTS

The owner may assign (transfer) the owner's rights in a Contract to someone else. An assignment requires a written request signed by all of the Contract's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

Unfavorable tax consequences, including recognition of taxable income and the imposition of a 10% penalty tax may result from transferring ownership or making an assignment. In addition, Qualified Contracts owned by tax-qualified retirement plans may be subject to mandatory assignment restrictions.
Therefore, you should consult with a qualified tax adviser before transferring your Contract.

CHANGE OF ANNUITANT DESIGNATION

The Owner may designate a new Annuitant before the Annuity Date, but not if a non-natural person owns the Contract.

TEXAS OPTIONAL RETIREMENT PROGRAM

A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") contains an ORP endorsement that amends the Contract to provide that:

 . if for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request; and

 . no benefits will be payable, through surrender of the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70 1/2.

The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

VOTING RIGHTS

We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in
the affected Portfolio(s).   We compute the number of votes that an owner has
the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

SUSPENSION OF PAYMENTS OR TRANSFERS

We reserve the right to suspend or postpone payments for withdrawals or transfers from the Separate Account Investment Options for any period when:

 . the New York Stock Exchange is closed;

 . trading on the New York Stock Exchange is restricted;

 . an emergency exists that makes it impracticable to dispose of Separate
  Account securities or determine the Separate Account net asset values; or

 . any other period when so ordered by the Securities and Exchange Commission for the protection of Owners.

We reserve the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months after we receive the transaction request.

                       DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 2122 York Road, Oak Brook, Illinois 60523, acts as distributor of the Contracts. FVCS, our wholly owned subsidiary, was incorporated in Arkansas on July 26, 1991. It is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. FVCS offers the Contracts on a continuous basis.

We and FVCS have agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The commissions payable to a broker-dealer for sales of the Contract may vary with the sales agreement, but are not expected to exceed 7.00% of purchase payments and annual renewal compensation of up to 1.00% of Account Value in later Contract Years. Broker-dealers may also receive expense allowances, wholesaler fees, bonuses and training fees.

                              FEDERAL TAX MATTERS

GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAW AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO YOUR IDENTITY AND STATUS, YOU SHOULD SEEK INDIVIDUALIZED LEGAL AND TAX ADVICE BEFORE PURCHASING OR TAKING ANY ACTION UNDER A CONTRACT.

We cannot provide a comprehensive description of the federal income tax consequences regarding the Contracts in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Contract's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive.

OUR TAXATION

Under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

INCOME TAX DEFERRAL ON INCREASES IN ACCOUNT VALUE

In general, an owner of an annuity contract is not taxed on increases in the contract's value until a distribution occurs, either in the form of a lump sum payment or as annuity payments.

Contracts Owned by Other than Natural Persons. If you are a non-natural person, e.g., a corporation, or certain other entities, your Contract will generally not be treated as an annuity contract for federal income tax purposes, and you will be subject to immediate taxation on the increases in your Contract's Account Value. However, this treatment does not apply to Contracts held by a trust or other entity as an agent for a natural person or to Qualified Contracts held by a tax-qualified retirement plan (i.e., a plan that qualifies under section 401, 403(a), 403(b), 408, 408A or 457 of the Code).

Diversification Requirements. The Internal Revenue Code provides that a variable annuity contract will not be treated as an annuity contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. We intend that all Portfolios of the Funds in which your Contract may invest will comply with the diversification requirements. If your Contract did not qualify as an annuity contract, you would be subject to immediate taxation on the increases in your Contract's Account Value. This treatment would apply for the period of non-compliance and subsequently, unless and until we are able to settle the matter with the Internal Revenue Service.
We have no legal obligation to seek or agree to any such settlement, however.

Investment Control. The amount of investment control which you may exercise under a Contract differs in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it held that variable contract owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Contract. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

In the event any forthcoming guidance or ruling by federal income tax authorities sets forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may result in your being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify your Contract in an attempt to maintain its intended tax treatment.


DISTRIBUTIONS FROM NON-QUALIFIED CONTRACTS

For a lump sum payment received upon surrender of a Contract, or upon a withdrawal of Account Value, you will be taxed on the portion that exceeds your investment in the Contract. The taxable portion is taxed as ordinary income. Amounts that are not received as an annuity payment will be treated as coming first from the earnings and then, only after that income portion is exhausted, as coming from your investment in the Contract.

Penalty tax on Premature Distributions. The taxable portion of a distribution from a Contract may be subject to a 10% penalty tax. However, the penalty is not imposed on amounts received:

 . after you reach age 59 1/2;

 . after the death of the owner;

 . if you are totally disabled as defined in Code section 72(m)(7));

 . in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary;

 . under an immediate annuity; or

 . that are allocable to purchase payments made before August 14, 1982.

Annuity Payments. For annuity payments, the portion of each payment that exceeds
a pre-determined "exclusion amount" is considered taxable income.   The
exclusion amount is determined:

 . for payments based on a fixed annuity option, by multiplying the payment by the ratio that your investment in the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.

 . for payments based on a variable annuity option, by dividing your investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid.

Payments received after the total of the excludable amounts equals the investment in the Contract are fully taxable. The taxable portion is taxed at ordinary income tax rates.

Death Benefits. The Beneficiary is taxed on the portion of the Death Benefit that exceeds your investment in the Contract. However, if the Beneficiary elects to receive the Death Benefit under an Annuity Option, payments made to the Beneficiary are taxed as annuity payments as discussed above.

Multiple Contracts. Multiple non-qualified annuity contracts issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract when determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from the combined contracts. Owners should consult a tax adviser before purchasing more than one non-
qualified annuity contract in a calendar year.   For purposes of this rule,
contracts received in a Section 1035 exchange will be considered issued in the year of the exchange.

TAX-QUALIFIED RETIREMENT PLANS

This prospectus offers a Contract that may be used under various types of tax-qualified retirement plans. Taxation of participants varies with the type of plan and terms and conditions of each specific qualified plan. The terms and conditions of a plan may restrict the permitted contributions to, and benefits of, a Contract issued to the plan, regardless of the terms and conditions of the Contract itself. Because a retirement plan's contribution limits and distribution and other requirements may not be not incorporated into our administrative procedures, Contract owners, participants and beneficiaries are responsible for determining that transactions with respect to the Contract comply with applicable law. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of the Contract, unless we specifically consent to be bound.

The tax rules for tax-qualified retirement plans are very complex and will have different applications depending on individual facts and circumstances. For example, Contracts issued under tax qualified retirement plans are generally not transferable, except upon surrender or annuitization. Contract owners, annuitants and beneficiaries should therefor obtain competent tax advice before purchasing a Contract issued under a tax-qualified retirement plan, or engaging in various transactions (i.e., making contributions or taking distributions) in connection with a Contract.

A qualified contract will not provide any necessary or additional tax deferral
if it is used to fund a qualified plan that is tax deferred.   However, the
contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

The following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only:

Traditional IRAs and Roth IRAs. Eligible individuals may maintain: (a) an individual retirement account or individual retirement annuity under section 408 of the Code ("Traditional IRA"); and (b) a non-tax deductible individual retirement account or individual retirement annuity under section 408A of the Code ("Roth IRA").

Under applicable limitations, amounts may be contributed to a Traditional IRA that will be deductible from the individual's gross income. The amounts contributed to a Traditional IRA may be reduced if an individual also contributes to a Roth IRA.

Traditional IRAs and Roth IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into a Traditional IRA (An "education IRA" under section 530 of the Code does not qualify for this treatment.). Rollovers may also be made under certain conditions to a Roth IRA, but only from a Traditional IRA or from another Roth IRA. Rollovers from a Traditional IRA to a Roth IRA are subject to immediate federal income taxation.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit Sharing Plans. Section 401(a) and 403(a) of the Code permit corporate and self-employed individuals to establish Qualified Plans for themselves and their employees. These retirement plans may permit the purchase of a Contract to provide benefits under the plan. Contributions made to the plan for the benefit of the employees are not included in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Internal Revenue Code places limitations and restrictions on all plans including items such as:

 . amount of allowable contributions;

 . form, manner and timing of distributions;

 . transferability of benefits;

 . vesting and non-forfeitability of interests;

 . incidental death benefits;

 . nondiscrimination in eligibility and participation; and

 . the tax treatment of distributions, withdrawals and surrenders.

403(b) Annuities. Public schools and certain charitable, educational and scientific organizations may purchase "403(b)" or "tax-sheltered annuities" (IRC
Section 501(c)(3)). These qualifying employers may contribute to a Contract for the benefit of their employees. Such contributions are not included in the gross income of the employees until employees receive distributions from the Contracts. Tax-sheltered annuity contributions are limited to certain maximums. Plus, additional restrictions govern such items as transferability, distributions, nondiscrimination and withdrawals.

DISTRIBUTIONS FROM QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract (other than a "qualified distribution" from a Roth IRA), a portion of the amount received is taxable. This is generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.

Roth IRAs. A "qualified distribution" from a Roth IRA is generally not subject to federal income taxation, but can only be made after the assets have been in the Roth IRA for 5 years and the Owner:

 . reaches age 59 1/2;

 . dies or is disabled (IRC Section 72(m)(7)); or

 . takes a qualified first-time homebuyer distribution (as defined in section
  72(t)(8) of the Code). Special tax rules may be available for certain other distributions from a Qualified Contract.

Penalty tax on Pre-retirement Distributions. The taxable portion of any distribution from a qualified retirement plan may be subject to a 10% penalty tax. This tax could apply to withdrawals from a Contract issued and qualified under Code sections 401 (Corporate and Self-

Employed Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities), 408 (Traditional IRAs) or 408A (Roth IRAs - "nonqualified distributions" only). It is not imposed on:

 . qualified rollovers or permitted direct transfers to a Traditional IRA, a Roth IRA, or to another eligible qualified plan;

 . distributions made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2;

 . distributions following the death or disability (as defined in section
  72(m)(7) of the Code) of the Owner or Annuitant (as applicable);

 . distributions that are part of substantially equal periodic payments made not less than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary (Qualified Plans other than Traditional IRAs and Roth IRAs require the employee to be separated from service for this exception to apply);

 . distributions made to the Owner or Annuitant (as applicable) for payment of medical expenses which exceed 7.5% of adjusted gross income;

 . distributions from a Traditional IRA or from a Roth IRA for payment of health insurance premiums while unemployed, if certain conditions are met;

 . amounts paid from a Traditional IRA and Roth IRA for qualified higher education expenses (IRC Section 72(t)(7) of the Code);

 . amounts paid from a Traditional IRA or Roth IRA as a qualified first-time homebuyer distribution (IRC Section 72(t)(8) of the Code); and

 . amounts paid on account of an IRS levy upon the qualified contract.

The penalty tax for a Contract issued and qualified under Code sections 401 or 403(b) is also not imposed on:

 . distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; and

 . distributions made to an alternate payee pursuant to a qualified domestic relations order.

Generally, distributions from a qualified plan (other than a Roth IRA) must start no later than (a) April 1 of the calendar year following the year in which the employee attains age 70 1/2 or (b) retires, whichever is later. The limitation set forth in subsection (b) does not apply to IRAs. These required distributions must span a period that does not exceed the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount not distributed.

Tax-Sheltered Annuities--Withdrawal Limitations. Withdrawals of amounts attributable to contributions made according to a salary reduction agreement are limited to when the Owner:

 . attains age 59 1/2;

 . separates from service;

 . dies;

 . becomes disabled (IRC Section 72(m)(7) of the Code); or

 . in the case of hardship.

Hardship withdrawals are restricted to the portion of the Owner's Contract Value that represents contributions made by the Owner and do not include investment results.

Withdrawal limitations became effective on January 1, 1989, and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfer between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser about distributions.

FEDERAL INCOME TAX WITHHOLDING

All distributions from your Contract, or portions thereof, that are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from each distribution. However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, may be subject to a mandatory 20% withholding for federal income tax.

                             ADVERTISING PRACTICES

FIS PRIME MONEY FUND II PORTFOLIO


From time to time, the FIS Prime Money Fund II investment option of the Separate Account may advertise its "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance.

The "yield" of the FIS Prime Money Fund II investment option refers to the income generated by Account Values in the FIS Prime Money Fund II investment option over a seven-day period (which will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Account Values in the FIS Prime Money Fund II investment option.

The "effective yield" is calculated similarly. However, when annualized, the income earned by Account Values is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charge.

OTHER PORTFOLIOS

From time to time, we may advertise performance data for the Contract's other Funds. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment over a period of time, usually a calendar year. It is determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charges under the Contracts.

Advertisements also will include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable annual contract maintenance charges, as well as any asset-based charges.

We may make yield information available, with respect to some of the Funds. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable annual contract maintenance charge, as well as any asset-based charges.

We may also show historical Accumulation Unit values in certain advertisements that contain illustrations. These illustrations will be based on Accumulation Unit values for a specific period.

Quotations of standardized total return for any Investment Option will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Investment Option). They will reflect the deduction of a Contract's daily and annual charges, the applicable withdrawal charge, and fees and expenses of the underlying Portfolio. Quotations of non-standardized total return may simultaneously be shown for the periods indicated in the advertisement and may not reflect some or all of these deductions.

Total return performance information for Investment Options may also be advertised based on the historical performance of the Portfolio underlying an Investment Option for periods beginning before the date Accumulation Unit Values were first calculated for Contracts funded in that Investment Option. Any such performance calculation will be based on the assumption that the Investment Option corresponding to the applicable Portfolio was in existence throughout the stated period and that contractual charges and expenses of the Investment Option during the period were equal to those currently assessed under a Contract.

We may also distribute sales literature that compares the percentage change in Accumulation Unit values for any of the Portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies that have investment objectives similar to the Portfolio being compared.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange.

The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assumes quarterly reinvestment of dividends.

We may also distribute sales literature that compares the performance of our variable annuities' Accumulation Unit values with the unit values of variable annuities issued through other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, Morningstar or from the VARDS Report.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data that tracks the performance of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. Our sales literature using these rankings will indicate whether such charges were deducted. Where the charges have not been deducted, the sales literature will indicate that, had the charges been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges.

Morningstar rates each variable annuity investment option against its peers with similar investment objectives. Morningstar does not rate any investment option with fewer than three years of performance data.

OTHER MATTERS

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account are included in the Statement of Additional Information.

LEGAL PROCEEDINGS

We are not subject to any material pending legal proceedings nor is the Separate Account or the Distributor.

TRANSFERS BY THE COMPANY

We may, subject to applicable regulatory approvals, transfer obligations under a Contract to another qualified life insurance company under an assumption reinsurance arrangement without the prior consent of the Owner.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for the Separate Account and the Contract contains the following information:

ITEM                                                     PAGE
----                                                    -----
First Variable Life Insurance Company................    SA-2
Independent Auditors.................................    SA-2
Legal Counsel........................................    SA-2
Distributor..........................................    SA-2
Yield Calculation for the FIS Prime Money Fund II
   Investment Option                                     SA-2
Calculation of Other Performance Information.........    SA-3
Annuity Provisions...................................    SA-6
   Variable Annuity..................................    SA-6
   Fixed Annuity.....................................    SA-7
   Annuity Unit......................................    SA-7
   Mortality and Expense Guarantee...................    SA-7
Financial Statements.................................    SA-7

                             CAPITAL RETRO BONUS VA
                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT
                                (the "Contract")
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY




                      STATEMENT OF ADDITIONAL INFORMATION
                                      for
                         FIRST VARIABLE ANNUITY FUND E
                            (the "Separate Account")



This is not a prospectus. You should read this Statement of Additional Information with the prospectus dated ___________ for the Contract referred to above.

The prospectus concisely sets forth information that you ought to know before investing in a Contract. For a copy of the prospectus, call or write us at 2122 York Road, Oak Brook, IL 60523 (800) 228-1035.


                               TABLE OF CONTENTS


Item                                                                 PAGE
----                                                                 ----
FIRST VARIABLE LIFE INSURANCE COMPANY.........................       SA-2
INDEPENDENT AUDITORS..........................................       SA-2
LEGAL COUNSEL.................................................       SA-2
DISTRIBUTOR...................................................       SA-2
YIELD CALCULATION FOR FIS PRIME MONEY FUNDII INVESTMENT
 OPTION.......................................................       SA-2
CALCULATION of  OTHER PERFORMANCE INFORMATION.................       SA-3
ANNUITY PROVISIONS............................................       SA-6
   Variable Annuity...........................................       SA-6
   Fixed Annuity..............................................       SA-7
   Annuity Unit...............................................       SA-7
   Mortality and Expense Guarantee............................       SA-7
FINANCIAL STATEMENTS..........................................       SA-7


          THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ________.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

You will find information about our company and its ownership in the prospectus.


                              INDEPENDENT AUDITORS

The consolidated balance sheet of First Variable Life Insurance Company and subsidiaries as of December 31, 1999 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the statement of assets and liabilities of First Variable Life Insurance Company - First Variable Annuity Fund E at December 31, 1999 and the statements of operations and changes in net assets for each of the periods indicated in the year then ended, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

Their report appears at the end of this Statement of Additional Information.

                                 LEGAL COUNSEL

Our Legal Department reviewed legal matters about the Contracts. Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, advised us on certain matters relating to the federal securities and tax laws.


                                  DISTRIBUTOR

First Variable Capital Services, Inc. ("FVCS") acts as the distributor. FVCS is a wholly owned subsidiary of First Variable Life Insurance Company. The offering is on a continuous basis.

First Variable Life Insurance Company serves as custodian.

                                   CUSTODIAN

First Variable Life Insurance Company, 2122 York Road, Suite 300, Oak Brook, IL 60523-1930, is the custodian of the assets of the Separate Account. The custodian has custody of assets of the Separate Account and attends to the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

        YIELD CALCULATION FOR FIS PRIME MONEY FUND II INVESTMENT OPTION

The FIS Prime Money Fund II Investment Option of the Separate Account calculates its current yield based upon the seven-day period that ends on the date of calculation. For the seven calendar days ended December 31, 1999, the annualized yield was 1.86% and the effective yield was

To calculate the current yield, we create a hypothetical Contract account with a balance of one Accumulation Unit of this investment option. We determine the net change (exclusive of capital changes) in the value of the Accumulation Unit at the beginning and at the end of the period. Next, we subtract the annual Contract Maintenance Charge and divide the difference by the value of the hypothetical account at the beginning of the same period to obtain the base period return. We then multiply the result by (365/7) to obtain the current yield.

We calculate the "effective" yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on FIS Prime Money Fund II Investment Option assets. Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

You may find yield information useful as you review the performance of the FIS Prime Money Fund II Investment Option and compare it with other investments. However, the yield fluctuates, unlike bank deposits or other investments that
typically pay a fixed yield for a set period.   You should therefor not consider
any yields quoted as a representation of the yield of the FIS Prime Money Fund II Investment Option in the future. Actual yields depend on the type, quality and maturities of the investments held by the Portfolio and changes in the interest rates on such investments, as well as changes in expenses during the period.

                  CALCULATION OF OTHER PERFORMANCE INFORMATION

From time to time, we may advertise standardized performance data as described in the prospectus. These advertisements will include total return figures for the times indicated in the advertisement. Total return figures will reflect the deductions of:

 .      1.25% Mortality and Expense Risk Charge,
 .      .15% Administrative Charge,
 .      investment advisory fees and expenses for the underlying Portfolio being advertised and
 .      any applicable withdrawal charges and annual Contract Maintenance Charges
       (charges for optional riders excluded).

To determine the hypothetical value of a Contract for the time periods described in the advertisement, we will use the Accumulation Unit values for an initial $1,000 purchase payment, and deduct any applicable Annual Contract Maintenance Charges and Withdrawal Charges.

For periods before the date that actual Accumulation Unit Values were first computed for the Contracts, we have derived Accumulation Unit Value performance from the historical performance of the Portfolios. We determine the average annual total return by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the periods described.

Here is the formula used in these calculations:  [P x (1+T)n] = ERV
P = a hypothetical initial payment of $1,000     T = average annual total return
N = number of years                              ERV = Ending Redeemable Value
                                                 of a hypothetical $1,000
                                                 payment made at the beginning
                                                 of the applicable periods.

The standardized average annualized total returns as of March 31, 2000, for 1 year, 3 years, 5 years, 10 years and Separate Account, based on historical performance of the Portfolio as listed below:

                                                                                           Since
                                                                                         Portfolio
Separate Account Investment Option               1 Year   3 Years   5 Years   10 Years   Inception
----------------------------------               ------   -------   -------   --------  ----------
---------------------------------------------------------------------------------------------------
ACS V.P. Value (inception 5/1/96)                -25.55%    N/A       N/A       N/A        -19.23
---------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation (inception          32.42%    N/A       N/A       N/A         34.32%
 5/5/93)
---------------------------------------------------------------------------------------------------
AIM V.I. Growth (inception 5/5/93)                15.75%    N/A       N/A       N/A         18.50%
---------------------------------------------------------------------------------------------------
DAM EAFE Index (inception 8/22/97)                N/A       N/A       N/A       N/A          8.11%
---------------------------------------------------------------------------------------------------
DAM Equity 500 Index (inception 10/1/97)          -1.15%    N/A       N/A       N/A         -0.19%
---------------------------------------------------------------------------------------------------
DAM Small Cap Index (inception 8/25/97)            1.61%    N/A       N/A       N/A          3.18%
---------------------------------------------------------------------------------------------------
FIS Prime Money Fund II (inception 11/94)         -4.63%     0.82%     2.35%    N/A           .11%
---------------------------------------------------------------------------------------------------
FIS High Income Bond Fund II (inception 3/1/94)   N/A       N/A       N/A       N/A         -7.60%
---------------------------------------------------------------------------------------------------
FMR Contrafund (Service Class 2) (inception       N/A       N/A       N/A       N/A         -8.90%
 1/3/95)
---------------------------------------------------------------------------------------------------
FMR Equity - Income  (Service Class 2)            N/A       N/A       N/A       N/A         -9.42%
 (inception 10/9/95)
---------------------------------------------------------------------------------------------------
FMR Growth Opportunities (Service Class 2)        N/A       N/A       N/A       N/A         -8.57%
 (inception 1/3/95)
---------------------------------------------------------------------------------------------------
LA Growth & Income (inception 12/11/89)          -10.28%    N/A       N/A       N/A         -5.70%
---------------------------------------------------------------------------------------------------
MFS New Discovery Series (Service Class)          N/A       N/A       N/A       N/A         -2.39
---------------------------------------------------------------------------------------------------
MFS Growth Series (Service Class)                 N/A       N/A       N/A       N/A         -8.40%
---------------------------------------------------------------------------------------------------
MFS Growth with Income Series                     N/A       N/A       N/A       N/A         -7.62%
(Service Class)
---------------------------------------------------------------------------------------------------
SEL Communications & Information (inception       N/A       N/A       N/A       N/A         16.79%
 10/4/94)
---------------------------------------------------------------------------------------------------
TEM International Fund (Class 2) (inception        2.37%    N/A       N/A       N/A          2.55%
 5/1/97)
---------------------------------------------------------------------------------------------------
TEM Growth Securities (Class 2) (inception        N/A       N/A       N/A       N/A         -6.26%
 3/15/94)
---------------------------------------------------------------------------------------------------
VIST Small Cap Growth (inception 5/4/95)         105.19%    27.13%    N/A       N/A         26.53%
---------------------------------------------------------------------------------------------------
VIST Growth (inception 5/1/87)                    10.40%    21.62%    23.77%    N/A         16.37%
---------------------------------------------------------------------------------------------------
VIST Matrix Equity (inception 6/16/88)            -4.00%    11.41%    13.81%    N/A         12.45%
---------------------------------------------------------------------------------------------------
VIST Growth & Income (inception 5/31/95)         -19.83%     5.11%    N/A       N/A         10.81%
---------------------------------------------------------------------------------------------------
VIST Multiple Strategies (inception 5/5/87)        7.44%    18.47%    19.48%    N/A         14.72%
---------------------------------------------------------------------------------------------------
VIST US Govt. Bond (inception 5/27/87)            -6.15%     1.18%     3.20%    N/A          5.94%
---------------------------------------------------------------------------------------------------

We may also advertise non-standardized performance information that does not include withdrawal charges. Non-standardized performance is calculated in the same manner as standardized performance but does not include withdrawal charges. The non-standardized average annualized total returns as of March 31, 2000 for 1 year, 3 years, 5 years, 10 years and Portfolio Inception based on the historical performance of the Portfolios are listed below:



                                                                                              Since Portfolio
Separate Account Investment Option                1 Year    3 Years    5 Years    10 Years       Inception
----------------------------------                ------    -------    -------    --------    ---------------
ACS V.P. Value (inception 5/1/96)                 -17.05%      2.13%     N/A        N/A              7.24%
AIM V.I. Capital Appreciation (inception           40.92%     23.67%     20.96%     N/A             20.58%
 5/5/93)
AIM V.I. Growth (inception 5/5/93)                 24.25%     26.45%     24.31%     N/A             20.59%
DAM EAFE Index (inception 8/22/97)                 14.27%     N/A        N/A        N/A             10.18%
DAM Equity 500 Index (inception 10/1/97)            5.56%     N/A        N/A        N/A             16.50%
DAM Small Cap Index (inception 8/25/97)            12.42%     N/A        N/A        N/A              7.16%
FIS Prime Money Fund II (inception 11/94)           3.87%      3.53%      3.51%     N/A              3.15%
FIS High Income Bond Fund II (inception 3/1/94)    -3.61%      2.01%      6.27%     N/A              5.94%
FMR Contrafund (Service Class 2) (inception         8.67%     19.52%     20.36%     N/A             23.17%
 1/3/95)
FMR Equity - Income (Service Class 2)              -9.74%      6.82%     N/A        N/A             11.60%
 (inception 10/9/95)
FMR Growth Opportunities (Service Class 2)         -7.19%     10.61%     15.22%     N/A             17.12%
 (inception 1/3/95)
LA Growth & Income (inception 12/11/89)            -1.78%      9.90%     14.85%     14.12%          13.78%
MFS New Discovery Series (Service Class)           54.88%     N/A        N/A        N/A             33.78%
MFS Growth Series (Service Class)                  24.70%     N/A        N/A        N/A             36.33%
MFS Growth with Income Series                      -0.09%     11.62%     N/A        N/A             17.43%
(Service Class)
SEL Communications & Information (inception        61.65%     43.07%     26.94%     N/A             31.60%
 10/4/94)
TEM International Fund (Class 2) (inception        10.87%      8.93%     13.94%     N/A             12.92%
 5/1/97)
TEM Growth Securities (Class 2) (inception          4.39%      7.32%     11.90%     N/A             10.80%
 3/15/94)
VIST Small Cap Growth (inception 5/4/95)          113.69%     28.86%     26.13%     N/A             27.41%
VIST Growth (inception 5/1/87)                     18.90%     23.51%     24.32%     15.95%          15.23%
VIST Matrix Equity (inception 6/16/88)              4.50%     13.65%     14.57%     11.85%          12.15%
VIST Growth & Income (inception 5/31/95)          -11.33%      7.61%     11.95%     N/A             12.05%
VIST Multiple Strategies (inception 5/5/87)        15.94%     20.45%     20.11%     14.56%          12.40%
VIST US Govt. Bond (inception 5/27/87)              2.35%      3.88%      4.32%      5.91%           6.23%

In addition to total return data, we may include yield information in our advertisements. For each Investment Option (other than the Federated Prime Money Fund II Investment Option) for which we advertise yield, we will show a yield quotation based on a 30-day (or one month) period ended on the date of the most recent balance sheet of the Separate Account. We compute it by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

Yield = 2[( a-b    )/6/    ]
         [( --- + 1)    - 1]
         [( cd     )       ]

a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Separate Account investment option.
b =   Expenses accrued for the period (net of reimbursements).
c = The average daily number of Accumulation Units outstanding during the period.
d = The maximum offering price per Accumulation Unit on the last day of the period.

The investment results of each Separate Account investment option will fluctuate over time. Any presentation of a Separate Account investment option's total return for any period should not be considered as a representation of future performance.


                               ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments that:
 . are not predetermined as to dollar amount; and . will vary in amount with the net investment results of the Separate
   Account investment option(s) selected.

At the Annuity Date, we will apply your Account Value (except as provided in your Contract) in each Separate Account investment option to the applicable Annuity table shown in your Contract to determine the dollar amount of the initial Annuity payment. The Annuity table we use depends on the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide an initial Annuity payment greater than that guaranteed under the same Annuity Option table under your Contract, we will make the greater payment.

We next determine the number of "Annuity Units" for future payments from that Separate Account investment option. To do this, we divide the dollar amount of the initial Annuity payment by the applicable Annuity Unit value for that investment option as of the Annuity Date. The number of Annuity Units remains fixed during the Annuity Payment period.

Each month after the Annuity Date, we multiply the previously determined number of Annuity Units by the applicable Separate Account investment option's Annuity Unit value. (We use the Annuity Unit value at the end of the last Business Day of the month preceding the month for which the payment is due.) This will be the dollar amount of the current Annuity payment from that Separate Account investment option. The total dollar amount of each variable Annuity payment is the sum of all amounts payable from the selected Separate Account investment options.

FIXED ANNUITY

A fixed annuity is a series of payments made after the Annuity Date that we guarantee as to dollar amount. Fixed annuity payments do not vary with the investment experience of the Separate Account.

At the Annuity Date, we will apply your Account Value (except as provided in your Contract) in the Fixed Account to the applicable Annuity table shown in your Contract to determine the dollar amount of each "fixed" Annuity payment. (We use your Account Value in the Fixed Account as of the day immediately before the Annuity Date).

ANNUITY UNIT

The initial value of an Annuity Unit for each Separate Account investment option was arbitrarily set at $10. After that, the Annuity Unit value for that Separate Account investment option is determined at the end of each Business Day.

We determine an Annuity Unit's value by:

 . calculating the assets of the applicable Separate Account investment option that are attributable to Annuity Units;
 . subtracting any unpaid daily and annual charges for the Contracts that are attributable to that investment option;
 . subtracting (or adding) any charges (or credits) for taxes that we have reserved for that investment option;
 . dividing the remainder by the number of then outstanding Annuity Units in that investment option; and
 . multiplying the result by a factor that neutralizes the assumed investment rate of 3% contained in the Contract's annuity tables.

The value of an Annuity Unit will increase or decrease from Business Day to Business Day, and will differ depending on the Separate Account investment options selected.

MORTALITY AND EXPENSE GUARANTEE

We guarantee that the dollar amount of each Annuity payment after the Annuity Date will not be affected by variations in our mortality or expense experience.

                              FINANCIAL STATEMENTS

The consolidated financial statements of First Variable Life Insurance Company included herein should be considered only as bearing upon our ability to meet our obligations under the Contracts.

                     FIRST VARIABLE LIFE INSURANCE COMPANY --
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)

                  (With Independent Auditors' Report Thereon)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                     Statements of Assets and Liabilities

                           June 30, 2000 (Unaudited)


                                                                           --------------------------------------------
                                                            Federated                         High
                                                              Prime                          Income        Multiple
                                                              Money           Growth          Bond        Strategies
Assets:                                                      Fund II         Division       Division       Division
                                                          -------------    -----------     -----------   -------------
Investments in mutual funds
   at net asset value (see cost below)                        11,762,709      54,907,311     7,554,566      47,938,581
Receivable from First Variable Life Insurance
   Company                                                         4,283          19,332           374              --
                                                          --------------   -------------   -----------   -------------

           Total assets                                       11,766,992      54,926,643     7,554,940      47,938,581
                                                          --------------   -------------   -----------   -------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                            --              --            --           1,373
                                                          --------------   -------------   -----------   -------------

                                                          $   11,766,992      54,926,643     7,554,940      47,937,208
                                                          ==============   =============   ===========   =============

Net Assets:

Annuity contracts in accumulation period                  $   11,629,138      54,882,645     7,547,163      47,937,208
Annuity contracts in payment period                              137,854          43,998         7,777              --
                                                          --------------   -------------   -----------   -------------

           Total net assets                               $   11,766,992      54,926,643     7,554,940      47,937,208
                                                          ==============   =============   ===========   =============

Investments in mutual funds at cost                       $   11,762,709      45,924,376     7,766,884      39,966,026
                                                          ==============   =============   ===========   =============

                                                     Variable Investors Series Trust
                                                -------------------------------------------------------------------------------
                                                                     U.S.                             Growth          Small
                                                  Matrix          Government          World            and           Capital
                                                  Equity             Bond             Equity          Income          Growth
Assets:                                          Division          Division          Division        Division        Division
                                                -----------     -------------      ------------     ----------      -----------
Investments in mutual funds
   at net asset value (see cost below)          $ 16,424,026       11,061,673         21,746,263     18,658,439       22,430,706
Receivable from First Variable Life Insurance
   Company                                               259               --             43,390             --           48,907
                                                ------------     ------------      -------------   ------------     ------------

           Total assets                           16,424,285       11,061,673         21,789,653     18,658,439       22,479,613
                                                ------------     ------------      -------------   ------------     ------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                --              206                 --            202               --
                                                ------------     ------------      -------------   ------------     ------------

                                                $ 16,424,285       11,061,467         21,789,653     18,658,237       22,479,613
                                                ============     ============      =============   ============     ============

Net Assets:

Annuity contracts in accumulation period        $ 16,418,907       11,061,467         21,755,637     18,653,411       22,433,778
Annuity contracts in payment period                    5,378               --             34,016          4,826           45,835
                                                ------------     ------------      -------------   ------------     ------------

           Total net assets                     $ 16,424,285       11,061,467         21,789,653     18,658,237       22,479,613
                                                ============     ============      =============   ============     ============

Investments in mutual funds at cost             $ 14,762,022       11,115,187         15,533,206     18,621,283       13,072,307
                                                ============     ============      =============   ============     ============

See accompanying notes to financial statements.

                                                                     (continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                Statements of Assets and Liabilities, continued

                           June 30, 2000 (Unaudited)

                                                                                              Bankers        Bankers
                                                      AIM                      American        Trust          Trust
                                                    Capital         AIM         Century       Equity        Small Cap.
Assets:                                           Appreciation     Growth       VP Value       Index          Index
                                                 --------------   --------     ----------    ----------    -----------
Investments in mutual funds
   at net asset value (see cost below)              10,269,929    12,168,973     1,313,204     4,684,108       471,099
Receivable from First Variable Life Insurance
   Company                                              30,195        15,331            14            --             5
                                                  ------------  ------------  ------------  ------------  ------------

           Total assets                             10,300,124    12,184,304     1,313,218     4,684,108       471,104
                                                  ------------  ------------  ------------  ------------  ------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                  --            --            --            93            --
                                                  ------------  ------------  ------------  ------------  ------------

                                                  $ 10,300,124    12,184,304     1,313,218     4,684,015       471,104
                                                  ============  ============  ============  ============  ============
Net Assets:

Annuity contracts in accumulation period          $ 10,275,735    12,172,009     1,313,218     4,684,015       471,104
Annuity contracts in payment period                     24,389        12,295            --            --            --
                                                  ------------  ------------  ------------  ------------  ------------
           Total net assets                       $ 10,300,124    12,184,304     1,313,218     4,684,015       471,104
                                                  ============  ============  ============  ============  ============

Investments in mutual funds at cost               $  9,292,975    11,526,702     1,440,533     4,470,559       494,977
                                                  ============  ============  ============  ============  ============

                                                                      Lord
                                                  Franklin           Abbett            MFS                            MFS
                                                  Templeton          Growth &          New            MFS           Growth &
Assets:                                            Int'l             Income         Discovery        Growth          Income
                                                 ----------         ----------     -----------      --------        --------
Investments in mutual funds
   at net asset value (see cost below)            4,654,375          2,541,296      4,585,755      2,600,847         927,988
Receivable from First Variable Life Insurance
   Company                                              315                 --         57,188         69,253              --
                                                 ----------         ----------     ----------     ----------        --------

           Total assets                           4,654,690          2,541,296      4,642,943      2,670,100         927,988
                                                 ==========         ==========     ==========     ==========        ========
Liabilities:

Payable to First Variable Life Insurance
   Company                                               --                 45             --             --              28
                                                 ----------         ----------     ----------     ----------        --------
                                                  4,654,690          2,541,251      4,642,943      2,670,100         927,960
                                                 ==========         ==========     ==========     ==========        ========
Net Assets:

Annuity contracts in accumulation period          4,654,690          2,541,251      4,597,871      2,615,147         927,960
Annuity contracts in payment period                      --                 --         45,072         54,953              --
                                                 ----------         ----------     ----------     ----------        --------
           Total net assets                       4,654,690          2,541,251      4,642,943      2,670,100         927,960
                                                 ==========         ==========     ==========     ==========        ========

Investments in mutual funds at cost               4,698,415          2,590,741      4,288,548      2,529,535         893,133
                                                 ==========         ==========     ==========     ==========        ========

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                Statements of Assets and Liabilities, continued

                           June 30, 2000 (Unaudited)


                                                             Bankers       Federated
                                                              Trust          High                        Fidelity       Fidelity
                                                              EAFE          Income       Fidelity         Growth         Equity
Assets:                                                       Index          Bond        Contrafund    Opportunities     Income
                                                          --------------  ------------  ------------   --------------  ----------
Investments in mutual funds
   at net asset value (see cost below)                    $       13,910     2,024,056       180,414         9,321        23,996
Receivable from First Variable Life Insurance
   Company                                                             1            --            --            --            --
                                                          --------------  ------------  ------------       -------     ---------

           Total assets                                           13,911     2,024,056       180,414         9,321        23,996
                                                          --------------  ------------  ------------       -------      --------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                            --            11            --            --           360
                                                          --------------  ------------  ------------       -------      --------

                                                          $       13,911     2,024,045       180,414         9,321        23,636
                                                          ==============  ============  ============       =======      ========
Net Assets:

Annuity contracts in accumulation period                  $       13,911     2,024,045       180,414         9,321        23,636
Annuity contracts in payment period                                   --            --            --            --             -
                                                          --------------  ------------  ------------       -------      --------
           Total net assets                               $       13,911     2,024,045       180,414         9,321        23,636
                                                          ==============  ============  ============       =======      ========
Investments in mutual funds at cost                       $       13,316     1,990,218       177,359         9,408        24,413
                                                          ==============  ============  ============       =======      ========

                                                         Seligman
                                                       Communication      Templeton       MFS                         MFS
                                                            and            Growth         New           MFS         Growth &
Assets:                                                 Information      Securities    Discovery 2    Growth 2      Income 2
                                                     ------------------ ------------- -------------  ----------   ------------
Investments in mutual funds
   at net asset value (see cost below)                         432,388     1,571,758     1,966,398       449,961       142,993
Receivable from First Variable Life Insurance
   Company                                                           8             6            --            --            --
                                                     -----------------  ------------  ------------  ------------  ------------

           Total assets                                        432,396     1,571,764     1,966,398       449,961       142,993
                                                     -----------------  ------------  ------------  ------------  ------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                          --            --            33             1            --
                                                     -----------------  ------------  ------------  ------------- ------------
                                                               432,396     1,571,764     1,966,365       449,960       142,993
                                                     =================  ============  ============  ============  ============
Net Assets:

Annuity contracts in accumulation period                       432,396     1,571,764     1,966,365       449,960       142,993
Annuity contracts in payment period                                 --            --            --            --            --
                                                     -----------------  ------------  ------------  ------------  ------------
           Total net assets                                    432,396     1,571,764     1,966,365       449,960       142,993
                                                     =================  ============  ============  ============  ============

Investments in mutual funds at cost                            437,043     1,565,531     1,882,230       443,723       142,905
                                                     =================  ============  ============  ============  ============

See accompanying notes to financial statements

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                           Statements of Operations

              For the Six Months Ended June 30, 2000 (Unaudited)

                                                                              Variable Investors Series Trust
                                                                 ----------------------------------------------------------------
                                                      Federated               High                            U.S.
                                                        Prime                Income    Multiple    Matrix   Government    World
                                                        Money     Growth      Bond    Strategies   Equity     Bond        Equity
                                                       Fund II   Division   Division   Division   Division  Division     Division
                                                      ---------  --------   --------  ----------  --------  ----------   --------
Investment income - dividends                        $  351,453         --         --         --         --        --          --

Expenses:
  Fees paid to First Variable Life Insurance
   Company - risk and administrative charges             89,840    390,576     74,579    327,519    123,824    77,307     173,290
                                                     ---------- ----------   --------  ---------   --------  --------   ---------
       Net investment income (loss)                     261,612   (390,576)   (74,579)  (327,519)  (123,824)  (77,307)   (173,290)

Realized and unrealized gain (loss) on investments:
    Realized gain (loss) on fund shares redeemed             --  2,314,508   (288,185) 1,046,437    578,878  (115,297)  2,852,006
    Net unrealized appreciation (depreciation) on
     investments during the year                             -- (2,543,778)  (146,597)  (871,592)  (832,964)  548,573   1,188,930)
                                                     ---------- ----------   --------  ---------   --------  --------   ---------
       Net realized and unrealized gain (loss)
        on investments                                       --   (229,270)  (434,782)   174,845   (254,086)  433,277   1,663,076
                                                     ---------- ----------   --------  ---------   --------  --------   ---------
       Net increase (decrease) in net assets
        resulting from operations                    $  261,612   (619,846)  (509,361)  (152,674)  (377,910)  355,970   1,489,787
                                                     ========== ==========   ========  =========   ========   =======   =========
                                                       Growth       Small
                                                        and        Capital
                                                       Income      Growth
                                                      Division    Division
                                                      --------    --------
Investment income - dividends                               --          --

Expenses:
  Fees paid to First Variable Life Insurance
    Company - risk and administrative charges          145,080     141,080
                                                      --------   ---------
      Net investment income (loss)                    (145,080)   (141,080)

Realized and unrealized gain (loss) on investments:
  Realized gain (loss) on fund shares redeemed          23,326   1,959,837
    Net unrealized appreciation (depreciation) on
        investments during the year                   (819,716)  2,295,835
                                                      --------   ---------
          Net realized and unrealized gain (loss)
            on investments                            (796,390)  4,255,672
                                                      --------   ---------
          Net increase (decrease) in net assets
            resulting from operations                 (941,470)  4,114,592
                                                      ========   =========

See accompanying notes to financial statements.

                                                                     (continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Operations, continued

              For the Six Months Ended June 30, 2000 (Unaudited)

                                                                    Bankers  Bankers              Lord
                                        AIM              American    Trust    Trust    Franklin  Abbett     MFS               MFS
                                      Capital       AIM  Century    Equity  Small Cap Templeton Growth &    New       MFS   Growth &
                                    Appreciation  Growth VP Value    Index    Index     Int'l    Income  Discovery   Growth  Income
                                    ------------  ------ --------  -------  --------- --------- -------- ---------   ------ --------
Investment income - dividends         $     --        --   60,246       --        --   636,191       --   111,264    19,984  13,313

Expenses:
 Fees paid to First Variable Life
  Insurance Company - risk and
    administrative charges              55,771    64,503    9,789   30,509     5,255    31,422   18,282    39,392    18,308   7,194
                                      --------   ------- --------  -------   -------  --------  -------  --------  --------  ------
     Net investment income (loss)      (55,771)  (64,503)  50,457  (30,509)   (5,255)  604,769  (18,282)   71,873     1,676   6,119

Realized and unrealized gain (loss)
 on investments:
   Realized gain (loss) on fund
    shares redeemed                    131,505   111,419 (130,658)  63,653   (12,053) (247,519) (91,058)  832,063   252,134  (3,875)
   Net unrealized appreciation
    (depreciation) on investments
     during the year                   358,214    41,257   (2,290) (51,875)  (67,382) (261,825)  32,428  (769,635) (173,939)  3,032
                                      --------   ------- --------  -------   -------  --------  -------  --------  --------  ------
      Net realized and unrealized
       gain (loss) on investments      489,719   152,676 (132,948)  11,778   (79,435) (509,344) (58,630)   62,427    78,195    (843)
                                      --------   ------- --------  -------   -------  --------  -------  --------  --------  ------
      Net increase (decrease) in
       net assets resulting from
        operations                    $433,948    88,173  (82,491) (18,731)  (84,690)   95,425  (76,912)  134,300    79,871   5,276
                                      ========   ======= ========  =======   =======  ========  =======  ========  ========  ======

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                           Statements of Operations

              For the Six Months Ended June 30, 2000 (Unaudited)

                         Bankers Federated                                      Seligman
                          Trust     High                Fidelity    Fidelity Communication Templeton      MFS                MFS
                          EAFE     Income    Fidelity    Growth      Equity       and        Growth       New        MFS   Growth &
                          Index     Bond   Contrafund Opportunities  Income   Information  Securities Discovery 2 Growth 2 Income 2
                         ------- --------- ---------- ------------- -------- ------------- ---------- ----------- -------- --------
Investment income -
 dividends                 $ --       --          --           --       --           --           --          --       --        --

Expenses:
 Fees paid to First
  Variable Life Insurance
   Company - risk and
    administrative charges   21    2,140         184            4        10          532        1,426       1,745      395       94
                           ----   ------       -----          ---      ----       ------       ------      ------    -----      ---

     Net investment
      income (loss)         (21)  (2,140)       (184)          (4)      (10)        (532)      (1,426)     (1,745)    (395)     (94)

Realized and unrealized
 gain (loss) on
  investments:
   Realized gain (loss)
    on fund shares
     redeemed                --       75          --           --       401          (52)          26       3,625       (6)      48
   Net unrealized
    appreciation
     (depreciation) on
     investments during
      the year              594   33,838     # 3,056          (87)     (417)      (4,655)       6,227      84,168    6,238       88
                           ----   ------       -----          ---      ----       ------       ------      ------    -----      ---

     Net realized and
      unrealized gain
       (loss) on
        investments         594   33,913     # 3,056          (87)      (16)      (4,707)       6,253      87,792    6,232      135
                           ----   ------       -----          ---      ----       ------       ------      ------    -----      ---

     Net increase
      (decrease) in net
       assets resulting
        from operations    $573   31,773     # 2,871          (90)      (25)      (5,240)       4,827      86,047    5,836       41
                           ====   ======       =====          ===      ====       ======       ======      ======    =====      ===

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Changes in Net Assets

              For the Six Months Ended June 30, 2000 (Unaudited)

                                                                 -------------------------------------------
                                                    Federated                      High
                                                      Prime                       Income         Multiple
                                                      Money         Growth         Bond         Strategies
                                                     Fund II       Division      Division        Division
                                                 --------------  ------------  -------------   -------------
Operations:
  Net investment income                          $     261,612      (390,576)       (74,579)       (327,519)
  Realized gain (loss) on fund shares redeemed              --     2,314,508       (288,185)      1,046,437
  Net unrealized appreciation (depreciation)
   on investments during the period                         --    (2,543,778)      (146,597)       (871,592)
                                                 --------------  ------------  -------------   -------------
       Net increase (decrease) in net assets
        resulting from operations                      261,612      (619,846)      (509,361)       (152,674)
                                                 --------------  ------------  -------------   -------------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                4,556,719     3,789,749        119,683       6,173,117
  Policy contract charges                               (2,137)      (16,738)        (3,024)        (13,887)
  Cost of accumulation units terminated
   and exchanged                                    (8,611,313)   (6,353,073)    (6,430,496)     (4,143,689)
                                                 --------------  ------------  -------------   -------------
       Increase (decrease) in net
        assets from contract
        owner transactions                          (4,056,732)   (2,580,063)    (6,313,837)      2,015,541
                                                 --------------  ------------  -------------   -------------
       Increase (decrease) in net assets            (3,795,119)   (3,199,909)    (6,823,198)      1,862,867

Net assets at beginning of period                   15,562,111    58,126,552     14,378,138      46,074,341
                                                 --------------  ------------  -------------   -------------
Net assets at end of period                      $  11,766,992    54,926,643      7,554,940      47,937,208
                                                 ==============  ============  =============   =============
                                                                        Variable Investors Series Trust
                                                  -------------------------------------------------------------------------
                                                                     U.S.
                                                     Matrix       Government       World        Growth &       Small Cap.
                                                     Equity          Bond         Equity         Income          Growth
                                                    Division       Division      Division       Division        Division
                                                  ------------   ------------  -------------  -------------   -------------
Operations:
  Net investment income                              (123,824)       (77,307)      (173,290)      (145,080)       (141,080)
  Realized gain (loss) on fund shares redeemed        578,878       (115,297)     2,852,006         23,326       1,959,837
  Net unrealized appreciation (depreciation)
   on investments during the period                  (832,964)       548,573     (1,188,930)      (819,716)      2,295,835
                                                  ------------   ------------  -------------  -------------   -------------
       Net increase (decrease) in net assets
        resulting from operations                    (377,910)       355,970      1,489,787       (941,470)      4,114,592
                                                  ------------   ------------  -------------  -------------   -------------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                 426,148        273,320        919,087        309,874       3,363,544
  Policy contract charges                              (6,333)        (2,151)        (4,968)        (5,268)         (5,127)
  Cost of accumulation units terminated
   and exchanged                                   (4,511,023)    (1,108,621)    (4,064,971)    (5,064,014)     (1,678,911)
                                                  ------------   ------------  -------------  -------------   -------------
       Increase (decrease) in net
        assets from contract
        owner transactions                         (4,091,208)      (837,451)    (3,150,852)    (4,759,408)      1,679,506
                                                  ------------   ------------  -------------  -------------   -------------
       Increase (decrease) in net assets           (4,469,118)      (481,481)    (1,661,065)    (5,700,878)      5,794,098

Net assets at beginning of period                  20,893,403     11,542,948     23,450,718     24,359,115      16,685,515
                                                  ------------   ------------  -------------  -------------   -------------
Net assets at end of period                        16,424,285     11,061,467     21,789,653     18,658,237      22,479,613
                                                  ============   ============  =============  =============   =============

See accompanying notes to financial statements.

                                                                     (Continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                Statements of Changes in Net Assets, continued

              For the Six Months Ended June 30, 2000 (Unaudited)

                                                                                                 Bankers      Bankers
                                                                                  American        Trust        Trust
                                                       AIM           AIM           Century       Equity      Small Cap
                                                     Capital        Growth        VP Value        Index        Index
                                                  -------------  -------------  ------------  ------------  -----------
Operations:
  Net investment income                           $    (55,771)       (64,503)       50,457       (30,509)      (5,255)
  Realized gain (loss) on fund shares redeemed         131,505        111,419      (130,658)       63,653      (12,053)
  Net unrealized appreciation (depreciation)
   on investments during the period                    358,214         41,257        (2,290)      (51,875)     (67,382)
                                                  -------------  -------------  ------------  ------------  -----------
       Net increase (decrease) in net assets
        resulting from operations                      433,948         88,173       (82,491)      (18,731)     (84,690)
                                                  -------------  -------------  ------------  ------------  -----------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                5,956,843      7,320,299       151,233     1,272,255      253,954
  Policy contract charges                               (1,182)        (1,795)         (237)         (488)        (145)
  Cost of accumulation units terminated
   and exchanged                                      (467,296)      (570,803)     (288,267)     (244,175)    (184,275)
                                                  -------------  -------------  ------------  ------------  -----------
       Increase (decrease) in net
        assets from contract
        owner transactions                           5,488,365      6,747,701      (137,270)    1,027,592       69,533
                                                  -------------  -------------  ------------  ------------  -----------
       Increase (decrease) in net assets             5,922,313      6,835,875      (219,761)    1,008,862      (15,157)

Net assets at beginning of period                    4,377,811      5,348,429     1,532,979     3,675,153      486,261
                                                  -------------  -------------  ------------  ------------  -----------
Net assets at end of period                       $ 10,300,124     12,184,304     1,313,218     4,684,015      471,104
                                                  =============  =============  ============  ============  ===========
                                                                     Lord
                                                    Franklin        Abbett          MFS                        MFS
                                                    Templeton      Growth &         New          MFS         Growth &
                                                      Int'l         Income       Discovery      Growth        Income
                                                  -------------  -------------  ------------  ------------  -----------
Operations:
  Net investment income                                604,769        (18,282)       71,873         1,676        6,119
  Realized gain (loss) on fund shares redeemed        (247,519)       (91,058)      832,063       252,134       (3,875)
  Net unrealized appreciation (depreciation)
   on investments during the period                   (261,825)        32,428      (769,635)     (173,939)       3,032
                                                  -------------  -------------  ------------  ------------  -----------
       Net increase (decrease) in net assets
        resulting from operations                       95,425        (76,912)      134,300        79,871        5,276
                                                  -------------  -------------  ------------  ------------  -----------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                  744,996        836,000     1,003,696     1,384,620      188,963
  Policy contract charges                                 (673)          (198)         (993)         (533)        (127)
  Cost of accumulation units terminated
   and exchanged                                      (339,244)      (842,162)     (342,669)     (487,129)    (204,062)
                                                  -------------  -------------  ------------  ------------  -----------
       Increase (decrease) in net
        assets from contract
        owner transactions                             405,079         (6,360)      660,033       896,958      (15,226)
                                                  -------------  -------------  ------------  ------------  -----------
       Increase (decrease) in net assets               500,504        (83,272)      794,333       976,828       (9,950)

Net assets at beginning of period                    4,154,186      2,624,523     3,848,610     1,693,272      937,910
                                                  -------------  -------------  ------------  ------------  -----------
Net assets at end of period                          4,654,690      2,541,251     4,642,943     2,670,100      927,960
                                                  =============  =============  ============  ============  ===========

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Changes in Net Assets

              For the Six Months Ended June 30, 2000 (Unaudited)

                                                     Bankers       Federated
                                                      Trust          High                        Fidelity       Fidelity
                                                      EAFE          Income        Fidelity        Growth         Equity
                                                      Index          Bond        Contrafund    Opportunities     Income
                                                  -------------  -------------  ------------  ---------------  -----------
Operations:
  Net investment income                                    (21)        (2,140)         (184)              (4)         (10)
  Realized gain (loss) on fund shares redeemed              --             75            --               --          401
  Net unrealized appreciation (depreciation)
   on investments during the period                        594         33,838         3,056              (87)        (417)
                                                  -------------  -------------  ------------  ---------------  -----------
       Net increase (decrease) in net assets
        resulting from operations                          573         31,773         2,871              (90)         (25)
                                                  -------------  -------------  ------------  ---------------  -----------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                   13,338      2,026,422       177,820            9,412       23,662
  Policy contract charges                                   --            (52)           (9)              --           --
  Cost of accumulation units terminated
   and exchanged                                            --        (34,098)         (269)              --           --
                                                  -------------  -------------  ------------  ---------------  -----------
       Increase (decrease) in net
        assets from contract
        owner transactions                              13,338      1,992,272       177,543            9,412       23,662
                                                  -------------  -------------  ------------  ---------------  -----------
       Increase (decrease) in net assets                13,911      2,024,045       180,414            9,321       23,636

Net assets at beginning of period                           --             --            --               --           --
                                                  -------------  -------------  ------------  ---------------  -----------
Net assets at end of period                             13,911      2,024,045       180,414            9,321       23,636
                                                  =============  =============  ============  ===============  ===========
                                                    Seligman
                                                  Communication   Templeton          MFS                           MFS
                                                       and          Growth           New            MFS          Growth &
                                                   Information    Securities     Discovery 2      Growth 2       Income 2
                                                  -------------  ------------   -------------   ------------   ------------
Operations:
  Net investment income                                   (532)       (1,426)         (1,745)          (395)           (94)
  Realized gain (loss) on fund shares redeemed             (52)           26           3,625             (6)            48
  Net unrealized appreciation (depreciation)
   on investments during the period                     (4,655)        6,227          84,168          6,238             88
                                                  -------------  ------------   -------------   ------------   ------------
       Net increase (decrease) in net assets
        resulting from operations                       (5,240)        4,827          86,047          5,836             41
                                                  -------------  ------------   -------------   ------------   ------------
From contract owner transactions:
  Net proceeds from sale or transfer of
   accumulation units                                  440,604     1,571,565       1,888,127        444,181        143,090
  Policy contract charges                                   --           (13)            (48)           (11)            (4)
  Cost of accumulation units terminated
   and exchanged                                        (2,968)       (4,615)         (7,761)           (47)          (134)
                                                  -------------  ------------   -------------   ------------   ------------
       Increase (decrease) in net
        assets from contract
        owner transactions                             437,636     1,566,937       1,880,318        444,124        142,952
                                                  -------------  ------------   -------------   ------------   ------------
       Increase (decrease) in net assets               432,396     1,571,764       1,966,365        449,960        142,993

Net assets at beginning of period                           --            --              --             --             --
                                                  -------------  ------------   -------------   ------------   ------------
Net assets at end of period                            432,396     1,571,764       1,966,365        449,960        142,993
                                                  =============  ============   =============   ============   ============

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)


(1)  Organization

     First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, amended (the 1940 Act). Eight of the investment divisions of the Fund are invested solely in the shares of the eight corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. The remaining twenty-one investment divisions are invested in the Federated Prime Money Fund II (Federated), AIM Capital Appreciation, AIM Growth, American Century VP Value, Bankers Trust Equity Index, Bankers Trust Small Cap. Index, Franklin Templeton International, Lord Abbett Growth & Income, MFS New Discovery (initial and service classes), MFS Growth (initial and service classes), MFS Growth & Income (initial and service classes), Bankers Trust EAFE Index, Federated High Income Bond II, Fidelity Contrafund, Fidelity Growth Opportunites, Fidelity Equity-Income, Seligman Communications & Information, and Templeton Growth Securities, which are open end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

     First Variable Life is a wholly owned subsidiary of ILona Financial Group, Inc. (ILona) (previously Irish Life of North America, Inc.) ILona is a subsidiary of Irish Life, plc located in Dublin, Ireland. During 1999 Irish Life plc merged with Irish Permanent plc to form Irish Life & Permanent plc. First Variable Life is domiciled in the State of Arkansas.

     The assets of the Fund are not available to meet the general obligations of First Variable Life or ILona, and are held for the exclusive benefit of the contract owners participating in the Fund.

 (2) Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

          Investments

          The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value, per share of the respective portfolios. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first in, first out method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

          Federal Income Taxes

          For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)


          Contracts in Annuity Payment Period

          Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)  Investments

     The following table presents selected data for investments in each of the divisions of the Fund at June 30, 2000:

                                                  Number                                  Net
                                                    of                                   asset
                                                  shares              Cost               value
                                            ----------------    ---------------    ---------------
     Federated Prime Money Fund II             11,762,709       $  11,762,709         11,762,709
     Growth Division                            1,038,552          45,924,376         54,907,311
     High Income Bond Division                    837,698           7,766,884          7,554,566
     Multiple Strategies Division               2,249,806          39,966,026         47,938,581
     Matrix Equity Division                       903,614          14,762,022         16,424,026
     U.S. Government Bond Division              1,050,646          11,115,187         11,061,673
     World Equity Division                        962,317          15,533,206         21,746,263
     Growth and Income Division                 1,154,055          18,621,283         18,658,439
     Small Capital Growth Division                651,651          13,072,307         22,430,706
     AIM Capital Appreciation                     266,682           9,292,957         10,269,929
     AIM Growth Division                          359,710          11,526,702         12,168,973
     American Century VP Value                    242,288           1,440,533          1,313,204
     Bankers Trust Equity Index                   310,000           4,470,559          4,684,108
     Bankers Trust Small Cap Index                 39,655             494,977            471,099
     Franklin Templeton Int'l                     242,289           4,698,415          4,654,375
     Lord Abbett Growth & Income                  117,056           2,590,741          2,541,296
     MFS New Discovery                            249,769           4,288,548          4,585,755
     MFS Growth                                   181,370           2,529,535          2,600,847

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)


     MFS Growth and Income                          43,877           893,133          927,988
     Bankers Trust EAFE Index                        1,084            13,316           13,910
     Federated High Income Bond                    221,936         1,990,218        2,024,056
     Fidelity Contrafund                             7,211           177,359          180,414
     Fidelity Growth Opportunities                     453             9,408            9,321
     Fidelity Equity-Income                          1,035            24,413           23,996
     Seligman Communications and Information        15,448           437,043          432,388
     Templeton Growth Securities                   118,892         1,565,531        1,571,758
     MFS New Discovery 2                           107,161         1,882,230        1,966,398
     MFS Growth 2                                   31,400           443,723          449,961
     MFS Growth and Income 2                         6,761           142,905          142,993
                                               ===========     =============    =============

(4)    Net Assets

     Variable annuity net assets at June 30, 2000 consists of the following:

                                                      Accumulation          Accumulation
                                                          units              unit value           Net assets
                                                    -----------------    -----------------    ----------------
     Vista 1 and Vista 2 policies:
       Federated Prime Money Fund II                     113,400              16.895863       $    1,915,984
       Growth Division                                   106,262              57.500239            6,110,099
       High Income Bond Division                          26,451              25.254106              667,992
       Multiple Strategies Division                      163,653              46.610815            7,628,014
       Matrix Equity Division                             53,508              41.857245            2,239,689
       U.S. Government Bond Division                      77,826              21.852535            1,700,697
       World Equity Division                              87,644              33.609228            2,945,660
       Growth and Income Division                         23,014              17.827317              410,275
       Small Capital Growth Division                      21,962              34.711305              762,318

     Cap Five and Vista policies:
       Federated Prime Money Fund II                     368,873              13.597496            5,015,743
       Growth Division                                   683,760              44.524061           30,443,750
       High Income Bond Division                         232,787              20.095822            4,678,053
       Multiple Strategies Division                      703,330              38.683225           27,207,090
       Matrix Equity Division                            329,401              31.804145           10,476,330
       U.S. Government Bond Division                     197,202              17.718937            3,494,211
       World Equity Division                             475,133              30.159575           14,329,801
       Growth and Income Division                        680,931              17.691815           12,046,910
       Small Capital Growth Division                     421,366              34.447441           14,514,987
       AIM Growth                                        536,901              13.055480            7,009,498
       AIM Capital Appreciation                          270,262              14.976186            4,047,492
       American Century VP Value                          37,953               8.658266              328,605
       Bankers Trust Equity Index                        203,012              10.843006            2,201,262
       Bankers Trust Small Cap Index                      17,074              11.825702              201,912

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)


          Franklin Templeton Int'l                      118,611            11.162914           1,324,050
          Lord Abbett Growth & Income                    88,679            10.203349             904,822
          MFS New Discovery                             156,988            17.531782           2,752,287
          MFS Growth                                    133,257            14.256500           1,899,781
          MFS Growth & Income                            35,866            10.165164             364,584
          Bankers Trust EAFE Index                          859            10.046366               8,625
          Federated High Income Bond                    172,924            10.097663           1,746,129
          Fidelity Contrafund                             7,818             9.967943              77,927
          Fidelity Equity Income                          2,384             9.915137              23,636
          Seligman Comm. and Information                 27,434             9.178949             251,811
          Templeton Growth Securities                    79,838            10.231301             816,851
          MFS New Discovery 2                            42,988            10.618232             456,452
          MFS Growth 2                                   31,545            10.017851             316,016
          MFS Growth & Income 2                           7,526            10.095240              75,980


     FPA 2 policies - Growth Division                    13,168             64.85833             854,069
                                                ===============      ===============      ==============

                                                  Accumulation          Accumulation
                                                     units               unit value           Net assets
                                                -----------------    -----------------    ----------------
     Cap No-load and Cap Six policies:
          Federated Prime Money Fund II              402,340              11.675222       $   4,697,411
          Growth Division                            662,897              26.361142          17,474,727
          High Income Bond Division                  175,833              12.518254           2,201,118
          Multiple Strategies Division               580,498              22.570457          13,102,104
          Matrix Equity Division                     212,979              17.386141           3,702,888
          U.S. Government Bond Division              494,702              11.858773           5,866,559
          World Equity Division                      213,833              20.951708           4,480,176
          Growth and Income Division                 371,251              16.690129           6,196,226
          Small Capital Growth Division              260,465              27.475724           7,156,473
          AIM Growth                                 395,891              13.040221           5,162,511
          AIM Capital Appreciation                   416,363              14.958682           6,228,243
          American Century VP Value                  113,853               8.648136             984,613
          Bankers Trust Equity Index                 229,241              10.830331           2,482,753
          Bankers Trust Small Cap Index               22,790              11.811870             269,192
          Franklin Templeton Int'l                   298,716              11.149864           3,330,640
          Lord Abbett Growth & Income                160,569              10.191419           1,636,429
          MFS New Discovery                          105,394              17.511295           1,845,584
          MFS Growth                                  50,237              14.239848             715,366

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                           June 30, 2000 (Unaudited)


          MFS Growth & Income                     55,487        10.153278           563,376
          Bankers Trust EAFE Index                   526        10.044634             5,286
          Federated High Income Bond              27,528        10.095921           277,916
          Fidelity Contrafund                     10,284         9.966226           102,487
          Seligman Comm. and Information          19,677         9.177363           180,585
          Templeton Growth Securities             73,797        10.229538           754,913
          MFS New Discovery 2                    142,225        10.616404         1,509,913
          MFS Growth 2                            13,373        10.016124           133,944
          MFS Growth & Income 2                    6,639        10.093501            67,013
                                           =============    =============     =============

(5)  Expenses

     As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various fees. For FPA 2 policies, First Variable Life charges the fund at an annual rate of .6% for mortality risks, .15% for distribution expense risks, and .40% for administrative expense risks. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of .75% for mortality expense risks and .50% for administrative expense risks on Vista 1 and Vista 2 policies. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of .85% for mortality risks, .40% for expense risks, and .15% for administrative charges on Cap Five and Vista policies. First Variable Life charges the fund, based on the value of the Fund, at an annual rate of .85% for mortality risks, .40% for expense risks, and .25% for administrative charges on Cap No-load and Cap Six policies. Total charges to the Fund for Cap Five, Cap Six and Vista policies for the six months ended June 30, 2000 was $1,050,609, $621,530, and $157,932, respectively.

(6)  Diversification Requirements

     Under the provisions of Section 817(h) of the Internal Revenue Code (the
     Code), a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

     The Internal Revenue Service has issued regulations under Section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

(7)  Principal Underwriter and General Distributor

     First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

                   FIRST VARIABLE LIFE INSURANCE COMPANY --
                         FIRST VARIABLE ANNUITY FUND E

                             Financial Statements

                               December 31, 1999

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report



  The Board of Directors and Stockholder of
  First Variable Life Insurance Company and
    Contract Owners of First Variable Annuity Fund E:

  We have audited the accompanying statements of assets and liabilities of each of the nineteen divisions comprising First Variable Life Insurance Company - First Variable Annuity Fund E as of December 31, 1999 and the related statements of operations and changes in net assets for each of the periods indicated in the year then ended. These financial statements are the responsibility of First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statements of changes in net assets of First Variable Life Insurance Company - First Variable Annuity Fund E for the period ended December 31, 1998 was audited by other auditors whose report thereon dated March 18, 1999 expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of the securities owned as of December 31, 1999 by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the nineteen divisions comprising First Variable Life Insurance Company - First Variable Annuity Fund E at December 31, 1999, the results of their operations and changes in their net assets for each of the periods indicated in the year then ended, in conformity with generally accepted accounting principles.

  March 17, 2000

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                     Statements of Assets and Liabilities

                               December 31, 1999




                                                                  -------------------------------------------
                                                     Federated                         High
                                                       Prime                          Income       Multiple
                                                       Money          Growth           Bond       Strategies
Assets:                                               Fund II        Division        Division      Division
                                                   ------------   -------------   ---------------------------
Investments in mutual funds
   at net asset value (see cost below)           $   15,556,774      58,115,240    14,377,441      46,077,676
Receivable from First Variable Life Insurance
   Company                                                5,337          11,312           697              --
                                                   ------------   -------------   -----------   -------------
           Total assets                              15,562,111      58,126,552    14,378,138      46,077,676
                                                   ------------   -------------   -----------   -------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                   --              --            --           3,335
                                                   ------------   -------------   -----------   -------------
                                                 $   15,562,111      58,126,552    14,378,138      46,074,341
                                                   ============   =============   ===========   =============

Net Assets:

Annuity contracts in accumulation period         $   15,410,217      58,092,361    14,369,723      46,074,341
Annuity contracts in payment period                     151,894          34,191         8,415              --
                                                   ------------   -------------   -----------   -------------
           Total net assets                      $   15,562,111      58,126,552    14,378,138      46,074,341
                                                   ============   =============   ===========   =============

Investments in mutual funds at cost              $   15,556,774      46,588,527    14,443,162      37,233,519
                                                   ============   =============   ===========   =============

                                                  Variable Investors Series Trust
                                                  ---------------------------------------------------------------------------
                                                                      U.S.                         Growth          Small
                                                      Matrix       Government       World           and           Capital
                                                      Equity          Bond          Equity         Income          Growth
     Assets:                                         Division       Division       Division       Division        Division
                                                  --------------  ------------  -------------- --------------  --------------
Investments in mutual funds
   at net asset value (see cost below)                20,880,544    11,542,853      23,456,249     24,347,339      16,676,794
Receivable from First Variable Life Insurance
   Company                                                12,859            95              --         11,776           8,721
                                                  --------------  ------------  -------------- --------------  --------------
           Total assets                               20,893,403    11,542,948      23,456,249     24,359,115      16,685,515
                                                  --------------  ------------  -------------- --------------  --------------
Liabilities:

Payable to First Variable Life Insurance
   Company                                                    --            --           5,531             --              --
                                                  --------------  ------------  -------------- --------------  --------------
                                                      20,893,403    11,542,948      23,450,718     24,359,115      16,685,515
                                                  ==============  ============  ============== ==============  ==============

Net Assets:

Annuity contracts in accumulation period              20,886,477    11,542,948      23,450,718     24,352,881      16,677,690
Annuity contracts in payment period                        6,926            --              --          6,234           7,825
                                                  --------------  ------------  -------------- --------------  --------------
           Total net assets                           20,893,403    11,542,948      23,450,718     24,359,115      16,685,515
                                                  ==============  ============  ============== ==============  ==============

Investments in mutual funds at cost                   18,385,552    12,144,940      16,054,262     23,490,435       9,614,230
                                                  ==============  ============  ============== ==============   =============

See accompanying notes to financial statements.

                                                                     (continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                Statements of Assets and Liabilities, continued

                               December 31, 1999



                                                     AIM                       American       Trust         Trust
                                                   Capital         AIM          Century       Equity      Small Cap.
Assets:                                          Appreciation     Growth       VP Value       Index         Index
                                                 ------------  ------------  ------------  ------------  ------------
Investments in mutual funds
  at net asset value (see cost below)           $  4,378,205     5,348,859     1,532,895     3,675,603       486,329
Receivable from First Variable Insurance
  Company                                                 --            --            84            --            --
                                                 ------------  ------------  ------------  ------------  ------------
         Total assets                              4,378,205     5,348,859     1,532,979     3,675,603       486,329
                                                 ------------  ------------  ------------  ------------  ------------

Liabilities:

Payable to First Variable Life Insurance
  Company                                                394           430            --           450            68
                                                 ------------  ------------  ------------  ------------  ------------
                                                $  4,377,811     5,348,429     1,532,979     3,675,153       486,261
                                                 ============  ============  ============  ============  ============

Net Assets:

Annunity contracts in accumulation period       $  4,377,811     5,348,429     1,532,979     3,675,153       486,261
Annunity contracts in payment period                      --            --            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------
         Total net assets                       $  4,377,811     5,348,429     1,532,979     3,675,153       486,261
                                                 ============  ============  ============  ============  ============

Investments in mutual funds at cost             $  3,759,447     4,747,845     1,657,934     3,410,180       442,824
                                                 ============  ============  ============  ============  ============

                                                                   Lord
                                                  Franklin        Abbett         MFS                        MFS
                                                  Templeton      Growth &        New           MFS        Growth &
Assets:                                             Int'l         Income      Discovery       Growth       Income
                                                 -----------   ------------  -----------   ------------  ------------
Investments in mutual funds
  at net asset value (see cost below)             4,154,501      2,624,584    3,849,291      1,693,409       937,930
Receivable from First Variable Insurance
  Company                                                --             --           --             --            --
                                                 -----------   ------------  -----------   ------------  ------------
         Total                                    4,154,501      2,624,584    3,849,291      1,693,409       937,930
                                                 -----------   ------------  -----------   ------------  ------------

Liabilities:

Payable to First Variable Life Insurance
  Company                                               315             61          681            137            20
                                                 -----------   ------------  -----------   ------------  ------------

                                                  4,154,186      2,624,523    3,848,610      1,693,272       937,910
                                                 ===========   ============  ===========   ============  ============
Net Assets:

Annunity contracts in accumulation period         4,154,186      2,624,523    3,848,610      1,693,272       937,910
Annunity contracts in payment period                     --             --           --             --            --
                                                 -----------   ------------  -----------   ------------  ------------
         Total net assets                         4,154,186      2,624,523    3,848,610      1,693,272       937,910
                                                 ===========   ============  ===========   ============  ============

Investments in mutual funds at cost               3,936,716      2,706,458    2,782,448      1,448,157       906,107
                                                 ===========   ============  ===========   ============  ============

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                           Statements of Operations

                         Year ended December 31, 1999

                                                                                 Variable Investors Series Trust
                                                                        ------------------------------------------------
                                                          Federated                       High
                                                            Prime                        Income       Multiple        Matrix
                                                            Money          Growth         Bond       Strategies       Equity
                                                           Fund II        Division      Division      Division       Division
                                                          -----------   ------------   ----------    -----------   ------------
Investment income - dividends                             $   580,112      1,785,401       22,220      1,176,446        399,805

Expenses:
    Fees paid to First Variable Life Insurance
      Company - risk and administrative charges               174,841        652,229      249,097        566,590        292,504
                                                          -----------   ------------   ----------    -----------  -------------

          Net investment income (loss)                        405,271      1,133,172     (226,877)       609,856        107,301

Realized and unrealized gain (loss) on investments:
      Realized gain (loss) on fund shares redeemed                 --      2,317,365     (863,209)     2,118,312        512,761
      Net unrealized appreciation (depreciation) on
        investments during the year                                --     10,322,774    1,227,167      6,483,773      1,803,845
                                                          -----------   ------------   ----------    -----------  -------------

          Net realized and unrealized gain (loss)
            on investments                                         --     12,640,139      363,958      8,602,085      2,316,606
                                                          -----------   ------------   ----------    -----------  -------------

          Net increase (decrease) in net assets
            resulting from operations                     $   405,271     13,773,311      137,081      9,211,941      2,423,907
                                                          ===========   ============   ==========    ===========  =============

                                                           ---------------------------------------------------------------
                                                                U.S.                            Growth          Small
                                                             Government         World            and           Capital
                                                                Bond           Equity           Income          Growth
                                                              Division        Division         Division        Division
                                                           --------------  ---------------  --------------  --------------
Investment income - dividends                                      10,295          283,583         582,967              --

Expenses:
    Fees paid to First Variable Life Insurance
      Company - risk and administrative charges                   180,758          265,537         372,609         155,114
                                                           --------------   --------------   -------------   -------------

          Net investment income (loss)                           (170,463)          18,046         210,358        (155,114)

Realized and unrealized gain (loss) on investments:
      Realized gain (loss) on fund shares redeemed               (203,235)         (98,507)      1,017,551         809,162
      Net unrealized appreciation (depreciation) on
        investments during the year                               (63,719)       8,574,133         (26,770)      6,371,306
                                                           --------------   --------------   -------------   -------------

          Net realized and unrealized gain (loss)
            on investments                                       (266,954)       8,475,626         990,781       7,180,468
                                                           --------------   --------------   -------------   -------------

          Net increase (decrease) in net assets
            resulting from operations                            (437,417)       8,493,672       1,201,139       7,025,354
                                                           ==============   ==============   =============   =============

See accompanying notes to financial statements.

                                                                     (continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Operations, continued

                         Year ended December 31, 1999

                                                                                                         Bankers      Bankers
                                                            AIM                            American       Trust        Trust
                                                          Capital             AIM           Century      Equity      Small Cap
                                                        Appreciation/(1)/   Growth /(1)/   VP Value /(1)  Index /(1)   Index /(1)/
                                                        ------------       --------       ----------     -------      -------
Investment income - dividends                                 85,091        174,926               --      34,171       18,506

Expenses:
     Fees paid to First Variable Life Insurance
      Company - risk and administrative charges               11,611         19,391            9,567      28,591        3,703
                                                        ------------       --------       ----------    --------      -------

          Net investment income (loss)                        73,480        155,535           (9,567)      5,580       14,803

Realized and unrealized gain (loss) on investments:
      Realized gain (loss) on fund shares redeemed            21,379          8,128          (52,953)    218,806       28,092
      Net unrealized appreciation (depreciation) on
        investments during the year                          618,758        601,014         (125,039)    265,423       43,504
                                                        ------------       --------       ----------    --------      -------

          Net realized and unrealized gain (loss)
            on investments                                   640,137        609,142         (177,992)    484,229       71,596
                                                        ------------       --------       ----------    --------      -------
          Net increase (decrease) in net assets
            resulting from operations                        713,617        764,677         (187,559)    489,809       86,399
                                                        ============       ========       ==========    ========      =======

                                                        Franklin        Abbett            MFS                             MFS
                                                        Templeton      Growth &           New             MFS          Growth &
                                                          Int'l /(1)/   Income /(1)/   Discovery /(1)/   Growth /(1)/   Income /(1)/
                                                        --------       --------       -----------       --------       --------
Investment income - dividends                                 --        204,098            67,439          6,029             --

Expenses:
     Fees paid to First Variable Life Insurance
       Company - risk and administrative charges          16,253         11,984            13,543          6,543          4,612
                                                        --------       --------       -----------   ------------       --------

          Net investment income (loss)                   (16,253)       192,114            53,896           (514)        (4,612)
 Realized and unrealized gain (loss) on investments:
      Realized gain (loss) on fund shares redeemed       196,792         (4,107)           46,560         15,553         (1,155)
      Net unrealized appreciation (depreciation) on
        investments during the year                      217,786        (81,874)        1,066,842        245,251         31,823
                                                        --------       --------       -----------   ------------       --------

          Net realized and unrealized gain (loss)
            on investments                               414,578        (85,981)        1,113,402        260,804         30,668
                                                        --------       --------       -----------   ------------       --------

          Net increase (decrease) in net assets
            resulting from operations                    398,325        106,133         1,167,298        260,290         26,056
                                                        ========       ========       ===========   ============       ========

/(1)/  From commencement of operations, May 1, 1999.

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Changes in Net Assets

                         Year ended December 31, 1999


                                                                                       Variable Investors Series Trust
                                                                             -----------------------------------------------------
                                                             Federated                             High              Multiple
                                                            Prime Money          Growth         Income Bond         Strategies
                                                              Fund II           Division          Division           Division
                                                         -----------------   ---------------   ----------------  -----------------
Operations:
    Net investment income                                $        405,271         1,133,172           (226,877)           609,856
    Realized gain (loss) on fund shares redeemed                       --         2,317,365           (863,209)         2,118,312
    Net unrealized appreciation (depreciation)
      on investments during the period                                 --        10,322,774          1,227,167          6,483,773
                                                         -----------------   ---------------   ----------------  -----------------

             Net increase (decrease) in net assets
               resulting from operations                          405,271        13,773,311            137,081          9,211,941
                                                         -----------------   ---------------   ----------------  -----------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                       11,151,565        10,337,970          2,820,608          7,361,146
    Policy contract charges                                        (6,030)          (25,134)            (8,158)           (20,628)
    Cost of accumulation units terminated
      and exchanged                                            (4,839,247)       (7,171,267)        (8,399,292)        (8,115,511)
                                                         -----------------   ---------------   ----------------  -----------------

             Increase (decrease) in net
               assets from contract
               owner transactions                               6,306,288         3,141,569         (5,586,842)          (774,993)
                                                         -----------------   ---------------   ----------------  -----------------

             Increase (decrease) in net assets                  6,711,559        16,914,880         (5,449,761)         8,436,948

Net assets at beginning of period                               8,850,552        41,211,672         19,827,899         37,637,393
                                                         -----------------   ---------------   ----------------  -----------------

Net assets at end of period                              $     15,562,111        58,126,552         14,378,138         46,074,341
                                                         =================   ===============   ================  =================


                                                                                 Variable Investors Series Trust
                                                           ----------------------------------------------------------------------
                                                                                  U.S.
                                                               Matrix           Government          World           Growth &
                                                               Equity             Bond             Equity            Income
                                                              Division          Division          Division          Division
                                                           ----------------  ----------------  ----------------  ----------------
Operations:
    Net investment income                                          107,301          (170,463)           18,046           210,358
    Realized gain (loss) on fund shares redeemed                   512,761          (203,235)          (98,507)        1,017,551
    Net unrealized appreciation (depreciation)
      on investments during the period                           1,803,845           (63,719)        8,574,133           (26,770)
                                                           ----------------  ----------------  ----------------  ----------------

             Net increase (decrease) in net assets
               resulting from operations                         2,423,907          (437,417)        8,493,672         1,201,139
                                                           ----------------  ----------------  ----------------  ----------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                         2,374,837         1,660,591         2,033,053         5,294,659
    Policy contract charges                                        (11,428)           (4,806)           (8,664)          (12,586)
    Cost of accumulation units terminated
      and exchanged                                             (3,467,538)       (2,739,148)       (8,317,041)       (6,950,267)
                                                           ----------------  ----------------  ----------------  ----------------

             Increase (decrease) in net
               assets from contract
               owner transactions                               (1,104,129)       (1,083,363)       (6,292,652)       (1,668,194)
                                                           ----------------  ----------------  ----------------  ----------------

             Increase (decrease) in net assets                   1,319,778        (1,520,780)        2,201,020          (467,055)

Net assets at beginning of period                               19,573,625        13,063,728        21,249,698        24,826,170
                                                           ----------------  ----------------  ----------------  ----------------

Net assets at end of period                                     20,893,403        11,542,948        23,450,718        24,359,115
                                                           ================  ================  ================  ================


                                                                                 Variable Investors Series Trust
                                                                                 -------------------------------

                                                                                            Small Cap.
                                                                                              Growth
                                                                                             Division
                                                                                        -------------------
Operations:
    Net investment income                                                                         (155,114)
    Realized gain (loss) on fund shares redeemed                                                   809,162
    Net unrealized appreciation (depreciation)
      on investments during the period                                                           6,371,306
                                                                                        -------------------

             Net increase (decrease) in net assets
               resulting from operations                                                         7,025,354
                                                                                        -------------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                                                           837,188
    Policy contract charges                                                                         (7,047)
    Cost of accumulation units terminated
      and exchanged                                                                             (3,678,845)
                                                                                        -------------------

             Increase (decrease) in net
               assets from contract
               owner transactions                                                               (2,848,704)
                                                                                        -------------------

             Increase (decrease) in net assets                                                   4,176,650

Net assets at beginning of period                                                               12,508,865
                                                                                        -------------------

Net assets at end of period                                                                     16,685,515
                                                                                        ===================


See accompanying notes to financial statements.                     (continued)

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                Statements of Changes in Net Assets, continued

                         Year ended December 31, 1999




                                                                                                                     Bankers
                                                             AIM Capital           AIM          American Century   Trust Equity
                                                          Appreciation/(1)/    Growth/(1)/       VP Value/(1)/      Index/(1)/
                                                          -----------------  ---------------    --------------    ---------------
Operations:
    Net investment income                                  $      73,480            155,535            (9,567)             5,580
    Realized gain (loss) on fund shares redeemed                  21,379              8,128           (52,953)           218,806
    Net unrealized appreciation (depreciation)
      on investments during the period                           618,758            601,014          (125,039)           265,423
                                                           --------------    ---------------    --------------    ---------------

           Net increase (decrease) in net assets
             resulting from operations                           713,617            764,677          (187,559)           489,809
                                                           --------------    ---------------    --------------    ---------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                       3,721,631          4,634,500         1,744,279          4,161,459
    Policy contract charges                                          (83)              (346)              (97)              (463)
    Cost of accumulation units terminated
      and exchanged                                              (57,354)           (50,402)          (23,644)          (975,652)
                                                           --------------    ---------------    --------------    ---------------

           Increase (decrease) in net
             assets from contract
             owner transactions                                3,664,194          4,583,752         1,720,538          3,185,344
                                                           --------------    ---------------    --------------    ---------------

           Increase (decrease) in net assets                   4,377,811          5,348,429         1,532,979          3,675,153

Contract owners' equity at beginning of period                        --                 --                --                 --
                                                           --------------    ---------------    --------------    ---------------

Contract owners' equity at end of period                   $   4,377,811          5,348,429         1,532,979          3,675,153
                                                           ==============    ===============    ==============    ===============


                                                            Bankers Trust       Franklin         Lord Abbett
                                                              Small Cap         Templeton         Growth &             MFS New
                                                              Index/(1)/        Int'l/(1)/       Income/(1)/        Discovery/(1)/
                                                            -------------    ---------------    --------------    --------------
Operations:
    Net investment income                                         14,803            (16,253)          192,114            53,896
    Realized gain (loss) on fund shares redeemed                  28,092            196,792            (4,107)           46,560
    Net unrealized appreciation (depreciation)
      on investments during the period                            43,504            217,786           (81,874)        1,066,842
                                                            -------------    ---------------    --------------    --------------

           Net increase (decrease) in net assets
             resulting from operations                            86,399            398,325           106,133         1,167,298
                                                            -------------    ---------------    --------------    --------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                         409,599          3,832,214         2,556,744         2,765,457
    Policy contract charges                                          (30)              (144)             (108)             (290)
    Cost of accumulation units terminated
      and exchanged                                               (9,707)           (76,209)          (38,246)          (83,855)
                                                            -------------    ---------------    --------------    --------------

           Increase (decrease) in net
             assets from contract
             owner transactions                                  399,862          3,755,861         2,518,390         2,681,312
                                                            -------------    ---------------    --------------    --------------

           Increase (decrease) in net assets                     486,261          4,154,186         2,624,523         3,848,610

Contract owners' equity at beginning of period                        --                 --                --                --
                                                            -------------    ---------------    --------------    --------------

Contract owners' equity at end of period                         486,261          4,154,186         2,624,523         3,848,610
                                                            =============    ===============    ==============    ==============



                                                                                MFS            Growth &
                                                                            Growth/(1)/      Income/(1)/
                                                                        ---------------   -----------------
Operations:
    Net investment income                                                         (514)             (4,612)
    Realized gain (loss) on fund shares redeemed                                15,553              (1,155)
    Net unrealized appreciation (depreciation)
      on investments during the period                                         245,251              31,823
                                                                        ---------------   -----------------

           Net increase (decrease) in net assets
             resulting from operations                                         260,290              26,056
                                                                        ---------------   -----------------

From contract owner transactions:
    Net proceeds from sale or transfer of
      accumulation units                                                     1,502,509             916,030
    Policy contract charges                                                        (70)                (41)
    Cost of accumulation units terminated
      and exchanged                                                            (69,457)             (4,135)
                                                                        ---------------   -----------------

           Increase (decrease) in net
             assets from contract
             owner transactions                                              1,432,982             911,854
                                                                        ---------------   -----------------

           Increase (decrease) in net assets                                 1,693,272             937,910

Contract owners' equity at beginning of period                                      --                  --
                                                                        ---------------   -----------------

Contract owners' equity at end of period                                     1,693,272             937,910
                                                                        ===============   =================



/(1)/   From commencement of operations, May 1, 1999.

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY -
                         FIRST VARIABLE ANNUITY FUND E

                      Statements of Changes in Net Assets

                         Year ended December 31, 1998

                                                                                 Variable Investors Series Trust
                                                               --------------------------------------------------------------------
                                                    Federated                     High                                       U.S.
                                                      Prime                      Income       Multiple       Matrix      Government
                                                      Money        Growth         Bond       Strategies      Equity         Bond
                                                     Fund II      Division      Division      Division      Division      Division
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Operations:
 Net investment income                                368,178     4,158,668     1,301,872     1,888,469       791,563       615,610
 Realized gain on fund shares redeemed                     --     7,112,929       533,356     4,599,401       872,436       258,304
 Net unrealized appreciation (depreciation)
  on investments during the period                         --    (1,318,859)   (1,484,495)    1,734,525     1,260,326      (344,581)
                                                   ----------    ----------    ----------    ----------    ----------    ----------

        Net increase (decrease) in net
         assets resulting from operations             368,178     9,952,738       350,733     8,222,395     2,924,325       529,333
                                                   ----------    ----------    ----------    ----------    ----------    ----------

From contract owner transactions:
 Net proceeds from sale or transfer of
   accumulation units                               8,682,394     4,781,700     5,374,821     3,898,136     5,265,161     5,939,476
 Cost of accumulation units terminated
   and exchanged                                   (9,536,847)   (5,858,088)   (2,355,028)   (5,723,614)   (1,852,605)   (1,173,648)
                                                   ----------    ----------    ----------    ----------    ----------    ----------

        Increase (decrease) in net
          assets from contract
          owner transactions                         (854,453)   (1,076,388)    3,019,793    (1,825,478)    3,412,556     4,765,828
                                                   ----------    ----------    ----------    ----------    ----------    ----------

        Increase (decrease) in net assets            (486,275)    8,876,350     3,370,526     6,396,917     6,336,881     5,295,161

Net assets at beginning of period                   9,336,827    32,335,322    16,457,373    31,240,476    13,236,744     7,768,567
                                                   ----------    ----------    ----------    ----------    ----------    ----------

Net assets at end of period                         8,850,552    41,211,672    19,827,899    37,637,393    19,573,625    13,063,728
                                                   ==========    ==========    ==========    ==========    ==========    ==========

                                                       Variable Investors Series Trust
                                                   ---------------------------------------

                                                     World        Growth &      Small Cap
                                                     Equity        Income         Growth
                                                    Division      Division       Division
                                                   ----------    ----------    -----------
Operations:
 Net investment income                              1,424,932       383,220      (189,395)
 Realized gain on fund shares redeemed               (384,016)    2,072,741      (771,931)
 Net unrealized appreciation (depreciation)
  on investments during the period                    (62,724)     (808,198)      567,044
                                                   ----------    ----------    ----------

        Net increase (decrease) in net
         assets resulting from operations             978,192     1,647,763      (394,282)
                                                   ----------    ----------    ----------

From contract owner transactions:
 Net proceeds from sale or transfer of
   accumulation units                               1,306,839     9,202,472     1,327,241
 Cost of accumulation units terminated
   and exchanged                                   (3,800,525)   (5,983,494)   (5,645,369)
                                                   ----------    ----------    ----------

        Increase (decrease) in net
          assets from contract
          owner transactions                       (2,493,686)    3,218,978    (4,318,128)
                                                   ----------    ----------    ----------

        Increase (decrease) in net assets          (1,515,494)    4,866,741    (4,712,410)

Net assets at beginning of period                  22,765,192    19,959,429    17,221,275
                                                   ----------    ----------    ----------

Net assets at end of period                        21,249,698    24,826,170    12,508,865
                                                   ==========    ==========    ==========

See accompanying notes to financial statements.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


(1)  Organization

     First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, amended (the 1940 Act). Eight of the investment divisions of the Fund are invested solely in the shares of the eight corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. The remaining eleven investment divisions are invested in the Federated Prime Money Fund II (Federated), AIM Capital Appreciation, AIM Growth, American Century VP Value, Bankers Trust Equity Index, Bankers Trust Small Cap. Index, Franklin Templeton International, Lord Abbett Growth & Income, MFS New Discovery, MFS Growth, and MFS Growth & Income, which are open end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

     First Variable Life is a wholly owned subsidiary of ILona Financial Group, Inc. (ILona) (previously Irish Life of North America, Inc.) ILona is a subsidiary of Irish Life, plc located in Dublin, Ireland. During 1999 Irish Life plc merged with Irish Permanent plc to form Irish Life & Permanent plc. First Variable Life is domiciled in the State of Arkansas.

     The assets of the Fund are not available to meet the general obligations of First Variable Life or ILona, and are held for the exclusive benefit of the contract owners participating in the Fund.

(2)  Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

          Investments

          The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value, per share of the respective portfolios. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first in, first out method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

          Federal Income Taxes

          For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


       Contracts in Annuity Payment Period

       Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Other

       Certain 1998 information has been restated to conform to the 1999 presentation.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


(3)  Investments

     The following table presents selected data for investments in each of the divisions of the Fund at December 31, 1999:

                                               Number                                  Net
                                                 of                                   asset
                                               shares              Cost               value
                                         ----------------    ---------------    ---------------
Federated Prime Money Fund II               15,556,774       $  15,556,774         15,556,774
Growth Division                              1,096,014          46,588,527         58,115,240
High Income Bond Division                    1,542,460          14,443,162         14,377,441
Multiple Strategies Division                 2,158,706          37,233,519         46,077,676
Matrix Equity Division                       1,140,058          18,385,552         20,880,544
U.S. Government Bond Division                1,140,777          12,144,940         11,542,853
World Equity Division                        1,125,272          16,054,262         23,456,249
Growth and Income Division                   1,472,136          23,490,435         24,347,339
Small Capital Growth Division                  611,670           9,614,230         16,676,794
AIM Growth Division                            165,856           4,747,845          5,348,859
AIM Capital Appreciation                       123,052           3,759,447          4,378,205
American Century VP Value                      257,629           1,657,934          1,532,895
Bankers Trust Equity Index                     242,135           3,410,180          3,675,603
Bankers Trust Small Cap Index                   41,889             442,824            486,329
Franklin Templeton Int'l                       187,732           3,936,716          4,154,501
Lord Abbett Growth & Income                    118,438           2,706,458          2,624,584
MFS New Discovery                              222,889           2,782,448          3,849,291
MFS Growth                                     121,391           1,448,157          1,693,409
MFS Growth and Income                           44,014             906,107            937,930
                                         =============       =============      =============

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


(4)  Net Assets

     Variable annuity net assets at December 31, 1999 consists of the following:

                                                    Accumulation        Accumulation                       1999 total
                                                       units             unit value         Net assets       return
                                                 ----------------    ----------------    ---------------  -------------
     Vista 1 and Vista 2 policies:
       Federated Prime Money Fund II                  137,314            16.533772       $   2,270,319          3.30%
       Growth Division                                115,059            58.029317           6,676,813         32.86
       High Income Bond Division                       36,035            26.265429             946,480          0.56
       Multiple Strategies Division                   166,027            46.983972           7,800,612         26.41
       Matrix Equity Division                          54,159            42.441805           2,298,617         12.72
       U.S. Government Bond Division                   81,995            21.132750           1,732,785         -3.11
       World Equity Division                           88,672            31.196191           2,766,218         53.53
       Growth and Income Division                      26,078            18.350451             478,547          4.95
       Small Capital Growth Division                   18,053            27.665892             499,446         78.42

     Cap Five and Vista policies:
       Federated Prime Money Fund II                  674,538            13.316046           8,982,182          3.15
       Growth Division                                792,620            44.967350          35,642,016         32.66
       High Income Bond Division                      482,576            20.916217          10,093,659          0.41
       Multiple Strategies Division                   688,998            39.022082          26,886,140         26.22
       Matrix Equity Division                         450,299            32.272428          14,532,240         12.56
       U.S. Government Bond Division                  245,250            17.148125           4,205,576         -3.26
       World Equity Division                          593,795            28.015171          16,635,256         53.30
       Growth and Income Division                     929,138            18.224598          16,933,169          4.79
       Small Capital Growth Division                  428,465            27.476125          11,772,545         77.79
       AIM Growth                                     250,554            12.532899           3,140,162         25.33*
       AIM Capital Appreciation                        61,729            13.933701             860,110         39.34*
       American Century VP Value                       89,411             9.082134             812,042         -9.18*
       Bankers Trust Equity Index                     167,026            10.969502           1,832,193          9.70*
       Bankers Trust Small Cap Index                   17,275            11.638026             201,046         16.38*
       Franklin Templeton Int'l                        75,442            11.191009             844,269         11.91*
       Lord Abbett Growth & Income                    112,473            10.487787           1,179,593          4.88*
       MFS New Discovery                               98,099            16.295699           1,598,596         62.96*
       MFS Growth                                      78,021            13.869929           1,082,150         38.70*
       MFS Growth & Income                             40,196            10.183597             409,341          1.84*

     FPA 2 policies - Growth Division                  13,468            65.422492             881,086         33.00
                                                 ============        =============       =============    ==========

     * Returns for periods less than one
       year are not annualized

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


                                                    Accumulation        Accumulation                         1999 total
                                                       units             unit value         Net assets         return
                                                 ----------------    ----------------    ---------------   ------------
     Cap No-load and Cap Six policies:
       Federated Prime Money Fund II                   376,738           11.439276       $   4,309,610          3.05%
       Growth Division                                 560,375           26.636872          14,926,637         32.53
       High Income Bond Division                       256,064           13.035800           3,337,999          0.31
       Multiple Strategies Division                    499,905           22.779506          11,387,589         26.09
       Matrix Equity Division                          230,160           17.650965           4,062,546         12.44
       U.S. Government Bond Division                   488,100           11.482456           5,604,587         -3.36
       World Equity Division                           207,955           19.471732           4,049,244         53.15
       Growth and Income Division                      403,888           17.201301           6,947,399          4.69
       Small Capital Growth Division                   201,290           21.926196           4,413,524         77.98
       AIM Growth                                      176,316           12.524484           2,208,267         25.24*
       AIM Capital Appreciation                        252,629           13.924375           3,517,701         39.24*
       American Century VP Value                        79,433            9.076039             720,937         -9.24*
       Bankers Trust Equity Index                      168,120           10.962170           1,842,960          9.62*
       Bankers Trust Small Cap Index                    24,524           11.630036             285,215         16.30*
       Franklin Templeton Int'l                        295,964           11.183543           3,309,917         11.84*
       Lord Abbett Growth & Income                     137,865           10.480760           1,444,930          4.81*
       MFS New Discovery                               138,167           16.284742           2,250,014         62.85*
       MFS Growth                                       44,090           13.860785             611,122         38.61*
       MFS Growth & Income                              51,939           10.176727             528,569          1.77*
                                                 =============       =============       =============     =========

     * Returns for periods less than one
       year are not annualized

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


(5)  Purchases and Sales of Securities

     Cost of purchases and proceeds from sales of each mutual fund during the year ended December 31, 1999 are shown below:

                                                                  Proceeds
                                               Purchases         from sale
                                           ---------------    --------------
     Federated Prime Money Market II       $   42,449,629       35,743,407
     Growth Division                           16,732,535       12,466,349
     High Income Bond Division                  8,801,469       14,615,631
     Multiple Strategies Division              15,385,299       15,537,954
     Matrix Equity Division                     4,921,958        5,924,615
     U.S. Government Bond Division              3,416,459        4,670,380
     World Equity Division                      4,663,394       10,932,468
     Growth and Income Division                 7,335,649        8,799,548
     Small Capital Growth Division              5,583,682        8,596,221
     AIM Growth                                 4,887,798          148,081
     AIM Capital Appreciation                   7,887,230        4,149,162
     American Century VP Value                  2,226,304          515,417
     Bankers Trust Equity Index                 7,042,195        3,850,822
     Bankers Trust Small Cap Index              1,082,605          668,053
     Franklin Templeton Int'l                  10,082,786        6,342,682
     Lord Abbett Growth & Income                2,858,918          148,354
     MFS New Discovery                          3,258,454          522,566
     MFS Growth                                 1,572,101          139,497
     MFS Growth & Income                          971,652           64,391
                                           ==============     ============

(6)  Expenses

     As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various fees. For FPA 2 policies, First Variable Life charges the fund at an annual rate of .6% for mortality risks, .15% for distribution expense risks, and .40% for administrative expense risks. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of .75% for mortality expense risks and .50% for administrative expense risks on Vista 1 and Vista 2 policies. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of .85% for mortality risks, .40% for expense risks, and .15% for administrative charges on Cap Five and Vista policies. First Variable Life charges the fund, based on the value of the Fund, at an annual rate of .85% for mortality risks, .40% for expense risks, and .25% for administrative charges on Cap No-load and Cap Six policies. Total charges to the Fund for Cap Five, Cap Six and Vista policies for the year ended December 31, 1999 was $1,974,087, $737,545, and $323,445, respectively.

                    FIRST VARIABLE LIFE INSURANCE COMPANY-
                         FIRST VARIABLE ANNUITY FUND E

                         Notes to Financial Statements

                               December 31, 1999


(7)  Diversification Requirements

     Under the provisions of Section 817(h) of the Internal Revenue Code (the
     Code), a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

     The Internal Revenue Service has issued regulations under Section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

(8)  Principal Underwriter and General Distributor

     First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

(9)  Year 2000 Issues (Unaudited)

     Like other financial and business organizations around the world, First Variable Life could have been adversely affected if its computer systems and those of its service providers did not properly process and calculate date-related information and data from and after January 1, 2000. The Company did not experience any problems related to the year 2000 issue.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                       Consolidated Financial Statements

                       December 31, 1999, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report

  The Board of Directors and Stockholder
  First Variable Life Insurance Company:

  We have audited the accompanying consolidated balance sheet of First Variable Life Insurance Company and subsidiaries (the Company) as of December 31, 1999 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of First Variable Life Insurance Company and subsidiaries as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 were audited by other auditors whose report thereon dated February 2, 1999 expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Variable Life Insurance Company and subsidiaries as of December 31, 1999 and the consolidated results of their operations and their cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

  March 10, 2000

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                          Consolidated Balance Sheets

                          December 31, 1999 and 1998

                       (In thousands, except share data)

                                         Assets                                                1999           1998
                                                                                           -------------  --------------
Investments:
   Fixed maturities - available-for-sale, at fair value
     (amortized cost:  1999 - $158,248; 1998 - $245,795)                                   $    156,056         264,741
   Option contracts                                                                               2,939           2,279
   Equity securities - at fair value
     (cost:  $684 in 1999 and 1998)                                                                  12             173
   Policy loans                                                                                     965             606
                                                                                           -------------  --------------

           Total investments                                                                    159,972         267,799

Cash and cash equivalents                                                                         3,944           3,353
Accrued investment income                                                                         3,003           4,878
Deferred policy acquisition costs                                                                15,912          10,481
Value of insurance in force acquired                                                             11,605          15,089
Property and equipment, less allowance for depreciation
   of $1,106 in 1999 and $836 in 1998                                                             1,023             574
Goodwill, less accumulated amortization of $767
   in 1999 and $621 in 1998                                                                       2,156           2,302
Other assets                                                                                        617             659
Assets held in separate accounts                                                                304,341         266,257
                                                                                           -------------  --------------

           Total                                                                           $    502,573         571,392
                                                                                           =============  ==============

                          Liabilities and Stockholder's Equity

Liabilities:
   Future policy benefits for annuity and life products                                    $    119,252         206,069
   Unearned revenue reserve                                                                         213             278
   Supplementary contracts without life contingencies                                            20,831          22,955
   Claim liability                                                                                   66              --
   Deferred income tax liability                                                                    111           5,850
   Due to affiliates                                                                                303             139
   Other liabilities                                                                              1,992           2,149
   Liabilities related to separate accounts                                                     304,341         266,257
                                                                                           -------------  --------------

           Total liabilities                                                                    447,109         503,697
                                                                                           -------------  --------------

Stockholder's equity:
   Capital stock, par value $1.00 per share - authorized
     3,500,000 shares, issued and outstanding 2,500,000 shares                                    2,500           2,500
   Additional paid-in capital                                                                    53,104          53,104
   Accumulated other comprehensive (loss) income                                                   (909)          8,195
   Retained earnings                                                                                769           3,896
                                                                                           -----------------------------

           Total stockholder's equity                                                            55,464          67,695
                                                                                           -------------  --------------

           Total liabilities and stockholder's equity                                      $    502,573         571,392
                                                                                           =============  ==============

See accompanying notes to consolidated financial statements.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                       Consolidated Statements of Income

                 Years ended December 31, 1999, 1998, and 1997

                                (In thousands)

                                                                             1999            1998            1997
                                                                         --------------  --------------  --------------
Revenues:
    Annuity and life product charges                                     $       4,767           4,026           3,141
    Reinsurance premium                                                            (33)             --              --
    Net investment income                                                       15,108          22,295          22,597
    Realized gains on investments                                                7,209           2,723           1,227
    Other income                                                                 3,940           1,576           1,368
                                                                         --------------  --------------  --------------

             Total revenues                                                     30,991          30,620          28,333
                                                                         --------------  --------------  --------------

Benefits and expenses:
    Annuity and life benefits                                                   10,208          15,643          14,856
    Underwriting, acquisition, and insurance
      expenses                                                                   9,758           9,828           8,313
    Amortization of value of insurance in
      force acquired and deferred policy
      acquisition costs, net                                                    13,030           3,473           1,602
    Management fee paid to parent                                                  589             480             480
    Other expenses                                                               1,491           1,469           2,610
                                                                         --------------  --------------  --------------

             Total benefits and expenses                                        35,076          30,893          27,861
                                                                         --------------  --------------  --------------

             (Loss) income before Federal income
               tax (benefit) expense                                            (4,085)           (273)            472

    Federal income tax (benefit) expense:
      Current tax                                                                   (4)             12              --
      Deferred tax                                                                (954)           (394)            153
                                                                         --------------  --------------  --------------

             Total Federal income tax (benefit) expense                           (958)           (382)            153
                                                                         --------------  --------------  --------------

Net (loss) income                                                        $      (3,127)            109             319
                                                                         ==============  ==============  ==============

See accompanying notes to consolidated financial statements.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

          Consolidated Statements of Changes in Stockholder's Equity

                 Years ended December 31, 1999, 1998, and 1997

                                (In thousands)

                                                                       Accumulated
                                                     Additional           other                               Total
                                        Capital        paid-in        comprehensive         Retained     stockholder's
                                         stock         capital        income (loss)         earnings         equity
                                     ------------   ------------   --------------------   ------------   -----------------
Balance at December 31, 1996         $     2,500         53,104               7,324             3,468             66,396

Net income                                    --             --                  --               319                319

Net unrealized investment
    gain, net of reclassification
    adjustment                                --             --               1,742                --              1,742
                                     ------------   ------------   --------------------   ------------   -----------------

Comprehensive income                                                                                               2,061
                                                                                                         -----------------

Balance at December 31, 1997               2,500         53,104               9,066             3,787             68,457

Net income                                    --             --                  --               109                109

Net unrealized investment
    loss, net of reclassification
    adjustment                                --             --                (871)               --               (871)
                                     ------------   ------------   --------------------   ------------   -----------------

Comprehensive loss                                                                                                  (762)
                                                                                                         -----------------

Balance at December 31, 1998               2,500         53,104               8,195             3,896             67,695

Net loss                                      --             --                  --            (3,127)            (3,127)

Net unrealized investment
    loss, net of reclassification
    adjustment                                --             --              (9,104)               --             (9,104)
                                     ------------   ------------   --------------------   ------------   -----------------

Comprehensive loss                                                                                               (12,231)
                                                                                                         -----------------

Balance at December 31, 1999         $     2,500         53,104                (909)              769             55,464
                                     ============   ============   ====================   ============   =================

See accompanying notes to consolidated financial statements.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1999, 1998, and 1997

                                (In thousands)

                                                                          1999               1998                1997
                                                                     ---------------    ---------------    ---------------
Operating activities:
    Net (loss) income                                                $        (3,127)               109                319
    Adjustments to reconcile net (loss) income to net
      cash provided by operating activities:
        Adjustments related to interest-sensitive products:
          Annuity and life benefits                                           10,159             15,643             14,856
          Annuity product charges                                             (4,767)            (4,026)            (3,141)
        Realized gains on investments                                         (7,209)            (2,723)            (1,227)
        Policy acquisition costs deferred                                     (7,492)            (3,665)            (3,208)
        Amortization of deferred policy acquisition costs                      4,151                912                594
        Provision for depreciation and other amortization                      9,244              2,154                937
        Provision for income taxes                                            (1,061)              (382)               153
        Other                                                                  1,955                482              3,560
                                                                     ---------------    ---------------    ---------------
            Net cash provided by operating activities                          1,853              8,504             12,843
                                                                     ---------------    ---------------    ---------------
Investing activities:
    Sale, maturity, or repayment of fixed
      maturity investments                                                   111,503             61,253             24,657
    Acquisition of fixed maturities                                          (16,696)           (29,074)           (19,142)
    Acquisition of option contracts                                             (660)            (1,223)              (963)
    Policy loans and other                                                    (1,078)              (840)              (267)
                                                                     ---------------    ---------------    ---------------
            Net cash provided by investing activities                         93,069             30,116              4,285
                                                                     ---------------    ---------------    ---------------
Financing and other miscellaneous activities:
    Receipts from interest-sensitive products
      credited to policyholder account balances                               72,176             58,317             64,181
    Return of policyholder account balances on
      interest-sensitive products                                           (166,507)           (96,613)           (80,713)
                                                                     ---------------    ---------------    ---------------
            Net cash used in financing and other
               miscellaneous activities                                      (94,331)           (38,296)           (16,532)
                                                                     ---------------    ---------------    ---------------
            Net increase in cash and
               cash equivalents                                                  591                324                596

Cash and cash equivalents at beginning of year                                 3,353              3,029              2,433
                                                                     ---------------    ---------------    ---------------
Cash and cash equivalents at end of year                             $         3,944              3,353              3,029
                                                                     ===============    ===============    ===============

See accompanying notes to consolidated financial statements.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998



(1)  Significant Accounting Policies

       Organization and Nature of Business

       First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of ILona Financial Group, Inc. (ILona) (previously Irish Life of North America, Inc.). ILona is a subsidiary of Irish Life plc located in Dublin, Ireland. During 1999 Irish Life plc merged with Irish Permanent plc to form Irish Life & Permanent plc.

       The Company is licensed in 49 states and sells variable and fixed annuity products and variable universal life products through regional wholesalers and insurance brokers.

       Consolidation

       The consolidated financial statements include the Company and its wholly-owned subsidiaries, First Variable Advisory Services Corp. and First Variable Capital Services, Inc. All significant intercompany transactions have been eliminated.

       Investments

          Fixed Maturities and Equity Securities

          Fixed-maturity securities (bonds) are categorized as "available-for-sale," and as a result, are reported at fair value, with unrealized gains and losses on these securities included directly in accumulated other comprehensive income in stockholder's equity, net of certain adjustments (see note 3).

          Option contracts are carried at unamortized premium paid for the contract adjusted for changes in their intrinsic value resulting from movements in the S&P 500 index. Changes in the intrinsic value are credited to investment income.

          Policy loans are carried at unpaid principal balances.

          Premiums and discounts on investments are amortized or accreted using methods which result in a constant yield over the securities' expected lives. Amortization or accretion of premiums and discounts on mortgage and asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

          Equity securities (common stocks) are reported at fair value. The change in unrealized gain and loss of equity securities (net of related deferred income taxes, if any) is included directly in accumulated other comprehensive income in stockholder's equity.

       Realized Gains and Losses on Investments

       The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows) and a specific write-down is taken.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998



       Such reductions in carrying value are recognized as realized losses and charged to income. Realized gains and losses on sales are determined on the basis of specific identification of investments.

       Cash and Cash Equivalents

       For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

       Deferred Policy Acquisition Costs and Value of Insurance in Force
       Acquired

       To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. The value of insurance in force acquired is an asset that arose at the date the Company was acquired by ILona. The initial value was determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance acquired.

       For variable universal life insurance and investment products, these costs are being amortized generally in proportion to expected gross profits from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits (including the impact of investment gains and losses) to be realized from a group of products are revised.

       Property and Equipment

       Property and equipment are reported at cost, less allowances for depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets.

       Goodwill

       Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired at the date the Company was acquired by ILona. Goodwill is being amortized on a straight-line basis over a period of twenty years.

       The carrying value of goodwill is regularly reviewed for indication of impairment in value which, in the view of management, are other than temporary. If facts and circumstances suggest that goodwill is impaired, the Company will assess the fair value of the underlying business and reduce goodwill to an amount that results in the book value of the underlying business approximating fair value. The Company has not recorded any such write-downs of goodwill.

       Future Policy Benefits

       Future policy benefit reserves for annuity and variable universal life products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for annuity products ranged from 3.0% to 10% in 1999, and 3.0% to 7.0% in 1998.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998



       Deferred Income Taxes

       Deferred income taxes or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the related asset or liability from period to period.

       Separate Accounts

       The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

       Recognition of Premium Revenues and Costs

       Revenues for annuity and variable universal life products consist of policy charges for the cost of insurance, administration charges, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

       Approximately 60% of the direct business written (as measured by premiums received) during the period ended December 31, 1999 was written through two broker dealers. Approximately 35% and 42% of the direct business written during the periods ended December 31 1998 and 1997, respectively, were written through three broker dealers. Direct premiums are not concentrated in any geographical area.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals, postretirement benefits, guaranty fund assessment accruals, and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998



       Comprehensive Income

       As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS), No. 130, Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the new standard has no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to the adoption were reported separately in stockholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

       Pending Accounting Standards

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivatives Instruments and for Hedging Activities, effective for years beginning after June 15, 1999. SFAS No. 133 requires all derivatives to be recorded on the balance sheet at estimated fair value and it will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It will also require separate disclosure of identifiable derivative instruments embedded in hybrid securities. The change in fair value is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

       In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133. SFAS No. 137 defers for one year the effective date of SFAS 133. The Company does not anticipate any material impact of adopting SFAS No. 133.

       Reclassification

       Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

(2)  Fair Values of Financial Instruments

     SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998



     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       Fixed-Maturity Securities: Fair values of fixed-maturity securities have been determined by the Company's outside investment manager and are based on quoted market prices, when available, or price matrices for securities which are not actively traded, developed using yield data and other factors relating to instruments or securities with similar characteristics.

       Option Contacts: The fair values for option contracts are based on settlement values and quoted market prices of comparable instruments. Similar characteristics are aggregated for the purpose of the calculations.

       Equity Securities: The fair values for equity securities are based on quoted market prices.

       Policy Loans: The Company has not determined the fair values associated with its policy loans, as management believes any differences between the Company's carrying value and the fair values afforded these instruments are immaterial to the Company's financial position and, accordingly, the cost to provide such disclosure would exceed the benefit derived. At December 31, 1999 and 1998, the interest rate related to the outstanding policy loans ranges between 4% and 6%.

       Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

       Assets and Liabilities of Separate Accounts: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheets.

       Future Policy Benefits for Annuity and Life Products and Supplementary Contracts Without Life Contingencies: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities) are stated at the policyholder account value. The Company is not required to and has not estimated fair value of its liabilities under other contracts.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998


    The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS 107 at December 31, 1999 and 1998:

                                                             1999                                  1998
                                             ----------------------------------    ----------------------------------
                                                 Carrying             Fair             Carrying             Fair
                                                   value              value              value              value
                                             ---------------    ---------------    ---------------    ---------------
                                                                           (In thousands)
Assets:
   Fixed maturities -
     available-for-sale                      $       156,056            156,056            264,741            264,741
   Option contracts                                    2,939              2,939              2,279              2,279
   Equity securities                                      12                 12                173                173
   Policy loans                                          965                965                606                606
   Cash and cash equivalents                           3,944              3,944              3,353              3,353
   Assets held in separate
     accounts                                        304,341            304,341            266,257            266,257
                                             ===============    ===============    ===============    ===============

Liabilities:
   Future policy benefits for
     annuity and life products               $       119,252            119,252            206,069            206,069
   Supplementary contracts
     without life contingencies                       20,831             20,831             22,955             22,955
   Liabilities related to separate
     accounts                                        304,341            304,341            266,257            266,257
                                             ===============    ===============    ===============    ===============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998


(3)   Investments

         Fixed Maturities and Equity Securities

         The following tables contain amortized costs and fair value information on fixed maturities (bonds) and equity securities (commons stocks) at December 31, 1999 and 1998:

                                                                                 1999
                                                 -------------------------------------------------------------------
                                                      Cost or           Gross            Gross
                                                     amortized        unrealized       unrealized          Fair
                                                       cost             gains            losses            value
                                                 ---------------   --------------   --------------   ---------------
                                                                            (In thousands)
         Fixed maturities - available-for-
           sale:
             United States government
              and agencies:
                Mortgage and asset-
                  backed securities              $        15,278              627              160            15,745
                Other                                      3,943               40               53             3,930
             State, municipal, and
              other governments                            2,001                9              ---             2,010
             Public utilities                             29,233              819              484            29,568
             Industrial and miscellaneous                107,793            1,124            4,114           104,803
                                                 ---------------   --------------   --------------   ---------------
              Total fixed maturities -
                available-for-sale               $       158,248            2,619            4,811           156,056
                                                 ===============   ==============   ==============   ===============

         Equity securities                       $           684              ---              672                12
                                                 ===============   ==============   ==============   ===============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

                                                                                1998
                                                 -------------------------------------------------------------------
                                                      Cost or           Gross            Gross
                                                     amortized        unrealized       unrealized          Fair
                                                       cost             gains            losses            value
                                                 ---------------   --------------   --------------   ---------------
                                                                            (In thousands)
Fixed maturities -- available-for-sale:
    United States government
     and agencies:
       Mortgage and asset-
        backed securities                        $           996               15               --             1,011
       Other                                              20,025            1,717                9            21,733
    State, municipal, and
     other governments                                     3,987              252               --             4,239
    Public utilities                                      59,463            7,622                7            67,078
    Industrial and miscellaneous                         161,324           10,041              685           170,680
                                                 ---------------   --------------   --------------   ---------------
     Total fixed maturities --
      available-for-sale                         $       245,795           19,647              701           264,741
                                                 ===============   ==============   ==============   ===============

Equity securities                                $           684               --              511               173
                                                 ===============   ==============   ==============   ===============

The amortized cost and fair value of the Company's portfolio of fixed-maturity securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                    Estimated
                                                                                 Amortized           market
                                                                                   cost               value
                                                                             ---------------    ---------------
                                                                                        (In thousands)
Due in one year or less                                                      $         8,183              8,209
Due after one year through five years                                                 69,810             68,624
Due after five years through ten years                                                27,539             25,722
Due after ten years                                                                   37,438             37,756
Mortgage and asset-backed securities                                                  15,278             15,745
                                                                             ---------------    ---------------

                                                                             $       158,248            156,056
                                                                             ===============    ===============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

The unrealized gain or loss on fixed-maturity and equity securities available-for-sale is reported as accumulated other comprehensive income, reduced by adjustments to deferred policy acquisition costs and value of insurance in force acquired that would have been required as a charge or credit to income had such amounts been realized, and reduced by a provision for deferred income taxes. Net unrealized investment gains that are recorded as accumulated other comprehensive income were comprised of the following:

                                                                                          December 31,
                                                                              ---------------------------------
                                                                                   1999               1998
                                                                              --------------     --------------
                                                                                        (In thousands)
Unrealized (loss) gain on fixed-maturity and equity securities
 available-for-sale                                                           $       (2,864)            18,435
Adjustments for assumed changes in amortization pattern of:
     Deferred policy acquisition costs                                                   518             (1,572)
     Value of insurance in force acquired                                                948             (4,446)
Deferred income tax liability                                                            489             (4,222)
                                                                              --------------     --------------

      Net unrealized investment (loss) gain                                   $         (909)             8,195
                                                                              ==============     ==============

Net Investment Income

Components of net investment income are as follows:

                                                                                Year ended December 31,
                                                                ----------------------------------------------------
                                                                     1999               1998               1997
                                                                --------------     --------------     --------------
                                                                                    (In thousands)
Income from:
   Fixed maturities                                             $       14,473             21,181             22,183
   Cash and cash equivalents                                               172                155                225
   Option contracts                                                        660              1,118                408
   Policy loans                                                             33                 37                 --
   Other                                                                     8                 --                 --
                                                                --------------     --------------     --------------

                                                                        15,346             22,491             22,816

Less investment expenses                                                  (238)              (196)              (219)
                                                                --------------     --------------     --------------

      Net investment income                                     $       15,108             22,295             22,597
                                                                ==============     ==============     ==============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

Realized and Change in Unrealized Gains and Losses

Realized gains (losses) and the change in unrealized gain (loss) on investments are summarized below:

                                                                               Year ended December 31,
                                                                ----------------------------------------------------
                                                                       1999              1998               1997
                                                                ---------------    --------------     --------------
                                                                                    (In thousands)
Realized gain --
   Fixed maturities                                             $         7,209             2,723              1,227
                                                                ===============    ==============     ==============

Change in unrealized:
   Fixed maturities                                                     (21,138)           (1,576)             4,632
   Equity securities                                                       (161)             (652)               134
                                                                ---------------    --------------     --------------

     Change in unrealized (loss)
      gain on investments                                       $       (21,299)           (2,228)             4,766
                                                                ===============    ==============     ==============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

An analysis of sales, maturities, and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 1999, 1998, and 1997 is as follows:

                                                                                   1999
                                                    ----------------------------------------------------------------
                                                                          Gross           Gross
                                                       Amortized         realized        realized
                                                          cost            gains           losses         Proceeds
                                                    --------------    ------------    ------------    --------------
                                                                              (In thousands)
Scheduled principal repayments and calls
                                                    $       28,387           2,051               4            30,434
Sales                                                       75,907           5,431             269            81,069
                                                    --------------    ------------    ------------    --------------

                                                    $      104,294           7,482             273           111,503
                                                    ==============    ============    ============    ==============

                                                                                   1998
                                                    ----------------------------------------------------------------
                                                                          Gross           Gross
                                                       Amortized         realized        realized
                                                          cost            gains           losses         Proceeds
                                                    --------------    ------------    ------------    --------------
                                                                              (In thousands)
Scheduled principal repayments and calls
                                                    $       29,801             909               1            30,709
Sales                                                       28,729           1,861              46            30,544
                                                    --------------    ------------    ------------    --------------

                                                    $       58,530           2,770              47            61,253
                                                    ==============    ============    ============    ==============

                                                                                   1997
                                                    ----------------------------------------------------------------
                                                                          Gross           Gross
                                                       Amortized         realized        realized
                                                          cost            gains           losses         Proceeds
                                                    --------------    ------------    ------------    --------------
                                                                              (In thousands)
Scheduled principal repayments and calls
                                                    $       11,636             447              --            12,083
Sales                                                       11,795             851              72            12,574
                                                    --------------    ------------    ------------    --------------

                                                    $       23,431           1,298              72            24,657
                                                    ==============    ============    ============    ==============

Income taxes during the years ended December 31, 1999, 1998, and 1997 include a provision of $1,613,000, $926,000, and $416,000, respectively, for the tax effect of realized gains.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

Other

At December 31, 1999 and 1998, fixed maturities with a carrying value of $8,017,000 and $8,894,000, respectively, were held on deposit with state agencies to meet regulatory requirements.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded 10% of stockholder's equity at December 31, 1999.

The Company has acquired call option contracts relating to its equity-indexed annuity product to hedge increases in the S&P 500 index. The options are purchased concurrently with the issuance of these annuity contracts and expire, if not utilized, at the end of the annuities' term. The Company pays, at the beginning of the option contract, a premium for transferring the risk of unfavorable changes in the S&P 500 index.

Concentrations of Credit Risk

The Company's investment in public utility bonds at December 31, 1999 represents 18% of total investments and 6% of total assets. The holdings of public utility bonds are widely diversified and all issues met the Company'' investment policies and credit standards when purchased.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

(4)  Comprehensive Income

     A summary of the net unrealized gain (loss) recognized in other comprehensive income is as follows:

                                                                               Year ended December 31,
                                                               ----------------------------------------------------
                                                                    1999               1998               1997
                                                               --------------     --------------     --------------
                                                                                  (In thousands)
     Other comprehensive income:
        Net unrealized (loss) gain arising during
         the year, net of taxes of $5,662,
         ($166), and ($2,020), respectively                    $      (10,926)               315              3,970
        Reclassification adjustment, net of taxes
        of $1,608, $926, and $416, respectively                        (3,103)            (1,797)              (811)
                                                               --------------     --------------     --------------

                                                                      (14,029)            (1,482)             3,159
                                                               --------------     --------------     --------------



        Adjustments:
         Deferred policy acquisition costs, net
          of taxes of $715, $70, and ($195) respectively                1,375                138               (385)
         Value of insurance in force acquired,
          net of taxes of $1,844, $238,
          and ($525), respectively                                      3,550                473             (1,032)
                                                               --------------     --------------     --------------
                                                                        4,925                611             (1,417)
                                                               --------------     --------------     --------------

            Net unrealized (loss) gain recognized
             in other comprehensive income                     $       (9,104)              (871)             1,742
                                                               ==============     ==============     ==============


                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998


(5)  Value of Insurance in Force Acquired

     The value of insurance in force acquired is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force acquired for the years ended December 31, 1999, 1998, and 1997 is as follows:

                                                                                    Year ended December 31,
                                                                    ----------------------------------------------------
                                                                          1999               1998               1997
                                                                    --------------     --------------     --------------
                                                                                        (In thousands)
     Excluding impact on net unrealized investment gains and
      losses:
          Balance at beginning of year                              $       19,535             22,096             23,094
          Accretion of interest during the year                              1,289              1,457              1,582
          Amortization of asset                                            (10,167)            (4,018)            (2,580)
                                                                    --------------     --------------     --------------

     Balance prior to impact of net unrealized investment gains
      and losses                                                            10,657             19,535             22,096
     Impact of net unrealized investment losses and gains
                                                                               948             (4,446)            (5,157)
                                                                    --------------     --------------     --------------

     Balance at end of year                                         $       11,605             15,089             16,939
                                                                    ==============     ==============     ==============

     During the year ended December 31, 1999, the amortization of value of insurance in force acquired was increased by $3,900,000 due to gains realized on securities sold supporting the acquired block of business. The interest crediting rate applied to the value of insurance in force is 6.6% in 1999 and 1998 and 6.9% in 1997. Amortization of the value of insurance in force acquired for the next five years ending December 31 is expected to be as follows: 2000 - $898,000; 2001 - $903,000; 2002 - $788,000; 2003 -
     $774,000; and 2004 - $718,000.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

(6)  Deferred Policy Acquisition Costs

     Deferred policy acquisition costs is an asset which represents the deferral of costs which vary with and directly relate to the production of new business. An analysis of deferred acquisition costs for the years ended December 31, 1999, 1998, and 1997 is as follows:

                                                                               Year ended December 31,
                                                                    ----------------------------------------------------
                                                                          1999               1998               1997
                                                                    --------------     --------------     --------------
                                                                                        (In thousands)
     Excluding impact on net unrealized investment gains and
      losses:
          Balance at beginning of year                              $       12,053              9,300              6,686
          Capitalization's during the year                                   7,492              3,665              3,208
          Net amortization of asset                                         (4,151)              (912)              (594)
                                                                    --------------     --------------     --------------

     Balance prior to impact of net unrealized investment gains
      and losses                                                            15,394             12,053              9,300
     Impact of net unrealized investment losses and gains                      518             (1,572)            (1,780)
                                                                    --------------     --------------     --------------

     Balance at end of year                                         $       15,912             10,481              7,520
                                                                    ==============     ==============     ==============

     During the year ended December 31, 1999, the amortization of deferred policy acquisition costs was increased by $200,000 due to gains realized on securities sold supporting the acquired block of business. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

(7)  Federal Income Taxes

     The Company and its subsidiaries each file separate federal income tax returns. Income tax (benefit) expense is included in the consolidated financial statements as follows:

                                                                                     Year ended December 31,
                                                                       -------------------------------------------------
                                                                             1999              1998             1997
                                                                       -------------     -------------     -------------
                                                                                         (In thousands)
     Income tax (benefit) expense in consolidated statements of
       income on income before income tax (benefit) expense            $        (958)             (382)              153

     Tax (benefit) expense in consolidated statements of changes in stockholder's equity -
          Amounts attributable to change in accumulated
            other comprehensive income during year - deferred                 (4,711)             (438)              887
                                                                       -------------     -------------     -------------

                                                                       $      (5,669)             (820)            1,040
                                                                       =============     =============     =============

     The effective tax rate on income (loss) before income tax (benefit) expense is different from the prevailing federal income tax rate as follows:

                                                                                      Year ended December 31,
                                                                         ----------------------------------------------
                                                                               1999            1998             1997
                                                                         -------------    ------------     ------------
                                                                                          (In thousands)
     (Loss) income before income tax (benefit) expense                   $      (4,085)           (273)             472
                                                                         =============    ============     ============

     Income tax (benefit) expense at federal statutory rate (35%
        1999, 34% 1998 and 1997.                                                (1,430)            (93)             160
     Tax effect increase (decrease) of - other                                     472            (289)              (7)
                                                                         -------------    ------------     ------------

     Income tax (benefit) expense                                        $        (958)           (382)             153
                                                                         =============    ============     ============

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

     Deferred income taxes have been established by the Company and its subsidiaries based on the temporary differences, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled, within each entity. The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1999 and 1998 is as follows:

                                                                                      1999                 1998
                                                                                ----------------     ----------------
                                                                                             (In thousands)
     Deferred tax assets:
        Future policy benefits                                                $            2,958                2,342
        Operating loss carryforwards                                                       1,092                2,406
        Unrealized depreciation on investments                                               202                   --
        Value of insurance in force acquired                                                 188                   --
        Other                                                                                216                  163
                                                                                ----------------     ----------------

                                                                                           4,656                4,911
                                                                                ----------------     ----------------

     Deferred tax liabilities:
        Unrealized appreciation on investments                                                --               (5,031)
        Deferred policy acquisition costs                                                 (4,320)              (3,247)
        Value of insurance in force acquired                                                  --               (2,090)
        Other                                                                               (447)                (393)
                                                                                ----------------     ----------------

                                                                                          (4,767)             (10,761)
                                                                                ----------------     ----------------

           Net deferred tax liability                                           $           (111)              (5,850)
                                                                                ================     ================

     Based upon the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

     The Company has Federal net operating loss carryforwards reportable on its Federal tax return aggregating $3,119,000 at December 31, 1999 which expire from 2009 to 2012. The Company has a Federal income tax recoverable amount at December 31, 1999 of $20,000.

(8)  Retirement and Compensation Plans

     Substantially all full-time employees of the Company are covered by a noncontributory defined benefit pension plan sponsored by ILona. The benefits are based on years of service and the employee's compensation. In addition, effective January 1, 1996 ILona adopted a nonqualified supplemental plan to provide benefits in excess of limitations established by the Internal Revenue Code (the Code). The Company records its required contributions as pension expense related to these plans. Contributions made to the plan during the years ended December 31, 1999, 1998, and 1997 were not significant.

     Employees of the Company also are eligible to participate in a contributory defined contribution plan sponsored by ILona which is qualified under section 401(k) of the Code. The plan covers substantially

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

     all full-time employees of the Company. Employees can contribute up to 15% of their annual salary (with a maximum contribution of $10,000 in 1999) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors of ILona. Pension expense related to this plan was $87,000, $77,000, and $37,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

     The Company also has certain other benefit and incentive plans. These plans are considered immaterial to the consolidated financial statements.

(9)  Stockholder's Equity - Statutory Limitations on Dividend

     The ability of the Company to pay dividends to ILona is restricted due to the fact that prior approval of insurance regulatory authorities is normally required for payment of dividends to the stockholder which exceed an annual limitation. During 2000, this annual limitation aggregates to $2.857,000; however, pursuant to a directive received from the Arkansas Insurance Department in 1991, any proposed payment of a dividend currently requires its approval. Also, the amount ($24,000,000 at December 31, 1999) by which stockholder's equity stated in conformity with generally accepted accounting principles exceeds statutory capital and surplus as reported is restricted and cannot be distributed.

     Net income (loss) for the Company, as determined in accordance with statutory accounting practices, was $222,000, ($2,466,000), and ($1,240,000) for the years ended December 31, 1999, 1998, and 1997, respectively. Total statutory capital and surplus was $31,068,000 at December 31, 1999 and $30,451,000 at December 31, 1998.

(10) Commitments and Contingencies

     The Company leases it home office space and certain other equipment under operating leases which run through 2002. During 1998, the Company moved to its current location and subleased its previous office space. Rent received under the sublease agreement is netted against rent expense in 1999 and 1998. During the years ended December 31, 1999, 1998, and 1997, rent expense totaled $387,000, $361,000, and $228,000, respectively. At December 31, 1999 minimum rental payments due under all noncancelable operating leases, including the lease agreement on the Company's previous office space, with initial terms of one year or more are:

               Year ending
               December 31
               -----------
               (In thousands)

               2000                                $     665
               2001                                      302
                                                   ---------

                                                   $     967
                                                   =========

     The Company is periodically subject to various lawsuits which arise in the ordinary course of business. At December 31, 1999 the Company was not involved in any such litigation.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

     Assessments are, from time to time, levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. Assessments have not been material to the Company's financial statements in the past. However, the economy and other factors have caused a number of failures of substantially larger companies since that time.

     The American Institute of Certified Public Accountants issued Statement of Position 97-3 (SOP 97-3), "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," which requires the accrual of guaranty fund assessments. SOP 97-3 is effective beginning January 1, 1999. The Company has recorded a liability of $165,000 at December 31, 1999 for future payments of guarantee assessments, Which was charged to underwriting, acquisition, and insurance expenses in the consolidated statements of income.

(11) Related Party Transactions

     The Company has a management agreement with ILona to provide for certain management services. Amounts paid by the Company pursuant to this agreement were $589,000 and $480,000 in 1999 and 1998, respectively. In addition, an expense allocation agreement was entered into with Interstate Assurance Company, a subsidiary of ILona, to provide for certain administrative functions. Amounts paid during 1999, 1998, and 1997 by the Company pursuant to this agreement were $684,000, $506,000, and $504,000, respectively.

                                                                     (Continued)

                     FIRST VARIABLE LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                          December 31, 1999 and 1998

(12) Transfer of Block of Business

     In 1999, the Company transferred a block of its deferred annuity business relating to the State of Arkansas Deferred Compensation Plan. Fixed reserves of $74,205,000 were transferred to AUSA Life, and bonds with a book value of $70,647,000 were sold to fund this transfer. Separate account assets and liabilities totaling $41,117,000 were also transferred to AUSA Life.

     The effect on the consolidated statements of income from this transaction is as follows:

                                                                                              Year Ended
                                                                                             December 31,
                                                                                                 1999
                                                                                          ----------------
                                                                                            (In thousands)
               Revenues:
                   Realized gains on investments                                          $          4,978
                   Other income                                                                      2,206
                                                                                          ----------------
                     Total revenues                                                                  7,184


               Benefits and expenses:
                  Amortization of value of insurance in force acquired and deferred
                     policy acquisition costs                                                        4,100
                                                                                          ----------------

                     Income before income tax expense                                                3,084
               Income tax expense                                                                    1,079
                                                                                          ----------------

                     Net income                                                           $          2,005
                                                                                          ================



(13) Relocation of Company

     In December 1997, management decided to relocate the operations of the Company from Boston to Illinois. As a result, at December 31, 1997, the Company accrued a liability of $1,200,000, which relates to benefits for involuntarily terminated employee and certain other costs, including office and other lease cancellations and write-down of furniture and equipment. The relocation was substantially completed in June 1998.

(14) Year 2000 Issue (Unaudited)

     Like other financial and business organizations around the world, the Company could have been adversely affected if its computer systems and those of its service providers did not properly process and calculate date-related information and data from and after January 1, 2000. The Company did not experience any problems related to the year 2000 issue.

                         FIRST VARIABLE ANNUITY FUND E

                                     PART C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

a) Financial Statements of First Variable Annuity Fund E and First Variable Life Insurance Company are contained in Part B hereof.


(b)  Exhibits

     1. Resolution of Board of Directors for the Company authorizing the establishment of the Separate Account (1)

  2.  Not Applicable

     3.(a.) Form of Principal Underwriter's Agreement (2)
       (b.) Form of Broker-Dealer Agreement (2)
       (c.) Specimen Broker-Dealer Supervisory and Selling Agreement (3)

     4 (a.) Individual Flexible Purchase Payment Deferred Variable Annuity
            Contract  (5)
       (b.) Individual Flexible Purchase Payment Deferred Variable Annuity
            Riders (7); Estate Protector Death Benefit Rider (8)

     5.     Application for Variable Annuity (5)

     6 (a.) Articles of Incorporation of First Variable Life Insurance
            Company (1)
       (b.) By-laws of First Variable Life Insurance Company  (2)

     7.     Not Applicable

     8.(a.) Form of Fund Participation Agreement with Variable Investors
            Series Trust; Form of Fund Participation Agreement with Federated Insurance Series (3); Form of Fund Participation Agreements with AIM Variable Insurance Funds., Inc., et al; American Century Investment Management, Inc.; Deutsche Asset Management VII Funds (formerly known as BT Insurance Funds, et al); Lord Abbett Series Fund, Inc., et al; MFS Variable Insurance Trust, et al; and Templeton Variable Products Series Fund, et al. (7)

       (b.) Form of Fund Participation Agreements with Variable Insurance
            Products Fund; Variable Insurance Products Funds II; Variable Insurance Products Funds III; and Seligman Portfolios, Inc. (8)

     9.(a.) Consent of Counsel, First Variable Life Insurance Company (5)
       (b.) Consent  of Counsel, Blazzard, Grodd & Hasenauer (5)

    10.     Consent of KPMG LLP Independent Auditors (10)
            Consent of Ernst & Young LLP Independent Auditors (10)

    11.     Not Applicable

    12.     Not Applicable

    13.     Calculation of Performance Information (5)

    14.     Not Applicable

    15.   Powers of Attorney (6) - of the following individuals appointing John
          M. Soukup as attorney-in-fact to act for them in their capacities as Directors of the Company or otherwise, to do all things necessary to comply with the provisions and intent of the Securities Act of 1933 and the Investment Company Act of 1940 with respect to variable life insurance policies and variable annuity contracts:

          Ronald M. Butkiewicz      Shane W. Gleeson     Philip R. O'Connor
          Michael J. Corey          Jeff S. Liebmann
          Michael R. Ferrari        Kenneth R. Meyer




(1) Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 333-86738) filed electronically with the Securities and Exchange Commission on or about April 27, 1998.

(2) Incorporated by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).

(3) Incorporated by reference to the Registrant's Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on September 14, 1996.

(4) Incorporated by reference to the Registrant's Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on April 27, 1998.

(5) Incorporated by Reference to the Registrant's Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (Registration No. 333-30056) filed with the Securities and Exchange Commission on August 11, 2000.

(6) Incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on or about April 27, 1998 (Registration No. 333-19193).

(7) Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on or about April 27, 1999.

(8) Incorporated by Reference to the Registrant's Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with Securities and Exchange Commission on or about May 1, 2000.

(9) Incorporated by Reference to the Registrant's Post-Effective Amendment No. 11 to the Form N-4 Registration Statement (Registration No. 33-35749) filed electronically with the Securities and Exchange Commission on April 27, 1998.

(10) Filed herewith.


ITEM 25.  OFFICERS AND DIRECTORS OF DEPOSITOR

The following are the Directors and Executive Officers of First Variable Life Insurance Company. Unless otherwise noted, our directors are located at 2211 York Road, Suite 202, Oak Brook, Illinois 60523 and all our executive officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523.

 Directors
Ronald M. Butkiewicz, Chairman.
Michael J. Corey - 401 East Host Drive, Lake Geneva, WI  53147.
Norman A. Fair
Michael R. Ferrari, Texas Christian University, P.O. Box 297080, Ft. Worth, Texas 76219
Shane W. Gleeson
Jeff S. Liebmann, Esq., 1301 Avenue of the Americas
New York, NY  10019
Kenneth R. Meyer, Lincoln Capital Management Co., 200 South Wacker Dr., Suite 2100, Chicago, IL 60606
Philip R. O'Connor, President of NEV Midwest, LLC, 111 West Washington, Suite 1247, Chicago, IL 60602
James N. Plato
Michael R. Kaster


 Executive Officer & Director
John M. Soukup, President

 Other Executive Officers
Steven J. Horn, Senior Vice President and Chief Operations Officer David L. Anders, Senior Vice President, Sales
Jeffery K. Hoelzel, Vice President, General Counsel & Secretary
Kari Stanway, Vice President
Christopher S. Harden, Vice President & Treasurer
Martin Sheerin, Vice President & Chief Actuary.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
         DEPOSITOR OR REGISTRANT.


Incorporated by Reference to Registrant's Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, filed electronically with the Securities and Exchange Commission on or about May 1, 2000 (File Nos. 333-12197 and 811-4092).


ITEM 27. NUMBER OF CONTRACT OWNERS

As of October 20, 2000 there were no Owners of Qualified Contracts and no Owners of Non-Qualified Contracts.

ITEM 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITER

(a) First Variable Capital Services, Inc. ("FVCS") is the principal underwriter for the Contracts and for the following investment companies:

First Variable Annuity Fund A
Separate Account VL of First Variable Life Insurance Company



(b) The following persons are directors and officers of FVCS. Unless otherwise noted, FVCS directors and officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523:


(c)
Name and Principal Business Address    Positions and Offices with Underwriter
Norman A. Fair                          Director
2211 York Road, Suite 202
Oak Brook, IL  60523

John M. Soukup                          President and Director
Jeffery K. Hoelzel                      Secretary and Director
David L. Anders                         Vice President - Sales
Robert Miner                            Treasurer

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

Our Secretary and our Treasurer who are located at 2122 York Road, Oak Brook, IL 60523, maintain physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

1. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

2. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
    (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

3. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

4. In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in this Registration Statement on Form N-4, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company.

REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b) (11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restriction on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) and has caused this Registration Statement to be signed on its behalf, in the City of Oak Brook, and the State of Illinois, on this 20th day of October, 2000.



                         FIRST VARIABLE ANNUITY FUND E
                         (Registrant)

By:  FIRST VARIABLE LIFE INSURANCE COMPANY
                              (Depositor)


                              By: ----------------------------------------
                                  John M. Soukup, President


                         FIRST VARIABLE LIFE INSURANCE COMPANY
                         (Depositor)

                              By:  __________________________
                                   John M. Soukup

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated with First Variable Life Insurance Company on this 20th day of October, 2000.

PRINCIPAL EXECUTIVE OFFICER:

_______________________________
John M. Soukup
President


PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

________________________________
Christopher S. Harden
Vice President & Treasurer


DIRECTORS:



_________________________________             _________________________________
Ronald M. Butkiewicz*                         Jeff S. Liebmann*



__________________________________            _________________________________
John M. Soukup                                Kenneth R. Meyer*



__________________________________            __________________________________
Michael J. Corey*                             Philip R. O'Connor*



__________________________________            __________________________________
Michael R. Ferrari*                           Norman A. Fair



__________________________________            __________________________________
 Shane W. Gleeson                             James N. Plato


                                              __________________________________
                                              Michael R. Kaster



  * By:_________________________
      John M. Soukup
      Attorney-in-Fact